UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ________________

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission File Number ________

CHALK MEDIA CORP.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of Incorporation or Organization)

1071 Mainland Street, 2nd Floor, Vancouver, BC Canada V6B 5P9
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act.
None

Securities to be registered pursuant to Section 12(g) of the Act.
Common shares without par value
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common shares as of December 31, 2006:
72,242,969 Common Shares Without Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: [   ]   No: [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes: [   ]   No: [   ]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities
Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:
Yes: [   ]   No: [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer [   ]    Accelerated filer [   ]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the issuer has elected to follow:
Item 17 [X]    Item 18 [   ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)
Yes: [   ] No: [   ]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE
PAST FIVE YEARS)

Indicate by check mark whether the issuer has filed all documents and reports required to be filed by Sections 12, 14 or
15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.
Yes: [   ] No: [   ]

CHALK MEDIA CORP.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This registration statement (the “Registration Statement”) includes forward-looking statements, principally in “Item 4 - Information on Chalk” and “Item 5 - Operating and Financial Review and Prospects”. The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", the negative thereof, and similar words are intended to identify forward-looking statements. Chalk Media Corp. (“Chalk”) has based these forward-looking statements largely on its current expectations and projections about future events and financial trends affecting its business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under “Item 3 - Key Information, Risk Factors” and factors described in documents that Chalk may furnish from time to time to the United States Securities and Exchange Commission.

In light of the risks and uncertainties to which forward-looking statements are subject, the events and circumstances discussed in them might not occur. Chalk’s actual results and performance could differ substantially from those anticipated in any forward-looking statements. Chalk is under no obligation to update such forward-looking statements. Readers should not place undue reliance upon such forward-looking statements.

ITEM 1. Identity of Directors, Senior Management, and Advisors

1.A. The following individuals are directors and senior management of Chalk.

Name and Principal	Business Address	Date of First
Positions		Appointment
as Director
Stewart Walchli	8010 Towers Crescent Drive, Suite	November, 2003
Director, President, and	450, Vienna, VA USA 22182
Chief Executive Officer
Grant Sutherland(1)	1071 Mainland Street, 2nd Floor,	November, 2003
Chairman	Vancouver, BC Canada V6B 5P9
David Chalk	1071 Mainland Street, 2nd Floor,	November, 2003
Director and	Vancouver, BC Canada V6B 5P9
Principal Performer
James Speros	8010 Towers Crescent Drive, Suite	August, 2005
Director and	450, Vienna, VA USA 22182
Chairman of Chalk Inc.
Kris Sutherland	1071 Mainland Street, 2nd Floor,	November, 2003
Director and	Vancouver, BC Canada V6B 5P9
Executive Vice President
Delano Lewis	7140 Las Vistas Drive, Las Cruces,	July, 2006
Director	NM, USA 88005
Calvin Mah	1071 Mainland Street, 2nd Floor,	N/A
Chief Financial Officer	Vancouver, BC Canada V6B 5P9

(1) Member of the Audit Committee

The following individuals have the following principal responsibilities in the management of Chalk.

Stewart Walchli	Mr. Walchli is the Chief Executive Officer and President of Chalk, and has primary overall responsibility for the business activities of Chalk.

Grant Sutherland	Mr. Sutherland is Chairman of the Board of Directors of Chalk, and as such presides over all meetings of the Board of Directors.

David Chalk	Mr. Chalk is the Principal Performer in Chalk’s video and online training productions.

James Speros	Mr. Speros is the Chairman of Chalk Inc., Chalk’s wholly owned subsidiary. Mr. Speros has primary responsibility for sales activities in the United States.

Kris Sutherland	Mr. Sutherland is the Executive Vice President of Chalk, and has primary responsibility for Chalk’s production activities in Canada.

Calvin Mah	Mr. Mah is Chalk’s Chief Financial Officer, and has primary responsibility for Chalk’s accounting and financial reporting.

1.C. Auditor

Chalk’s current auditors are KPMG LLP (“KPMG”), Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K3 Canada. KPMG has been the auditor of Chalk since September 2001. KPMG is a member of the Canadian Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

3.A. Selected financial data

The selected consolidated financial data set forth below for, and as of the end of, each of the years in the five year period ended December 31, 2006, were derived from Chalk’s audited consolidated financial statements. The consolidated financial statements as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 are included elsewhere in this Registration Statement. The financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of Chalk and the Notes thereto. The data set forth below has been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and reconciled for material measurement differences to accounting principles generally accepted in the United States (“U.S. GAAP”). A detailed reconciliation between U.S. GAAP and Canadian GAAP is contained in Note 20 to the consolidated financial statements.

You may read and copy all or any portion of the Registration Statement or other information in our files in the public reference room of the Securities and Exchange Commission at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

	Years ended December 31
	2006	2005	2004	2003	2002
	(000's)	(000's)	(000's)	(000's)	(000's)
Revenue – Canadian and U.S.	$3,544	$4,869	$4,802	$2,598	$2,115
GAAP

Operating Loss for the period	(6,874)	(2,899)	(2,412)	(2,587)	(2,222)
– Canadian GAAP

Operating Loss for the period	(2,742)	(2,346)	(2,230)	(2,406)	(2,222)
– U.S. GAAP

Operating Loss per share –	(0.12)	(0.08)	(0.08)	(0.16)	(0.15)
Canadian GAAP

Operating Loss per share –	(0.05)	(0.07)	(0.08)	(0.15)	(0.15)
U.S. GAAP

Loss for the period –	(7,160)	(2,980)	(2,455)	(2,270)	(2,282)
Canadian GAAP

Loss for the period – U.S.	(3,028)	(2,426)	(2,273)	(2,088)	(2,282)
GAAP

Loss per share – Canadian	(0.12)	(0.09)	(0.09)	(0.14)	(0.15)
GAAP

Loss per share – U.S. GAAP	(0.05)	(0.07)	(0.08)	(0.13)	(0.15)

Total assets – Canadian and	2,097	2,329	2,158	1,750	775
U.S. GAAP

Total liabilities – Canadian	4,270	3,741	2,725	1,286	2,358
GAAP

Total liabilities – U.S. GAAP	5,163	4,535	2,725	1,286	2,358

Total S/H Equity (Deficiency)	(2,173)	(1,412)	(566)	464	(1,583)
Canadian GAAP

Total S/H Equity (Deficiency)	(3,066)	(2,206)	(566)	464	(1,583)
U.S. GAAP

Dividends per Share	Nil	Nil	Nil	Nil	Nil

Weighted Average Shares	57,382,611	34,540,231	28,752,537	16,013,973	15,000,000
Outstanding

Exchange rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian dollars. The Government of Canada permits a floating exchange rate to determine the value of the Canadian dollar against the U.S. dollar.

The following tables set forth the average rates of exchange for the Canadian dollar at the end of five most recent fiscal years ended December 31st, using the average of the exchange rates on the last day of each month during the period, and the high and low exchange rates for the most recent six month period.

For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The tables show the number of Canadian dollars required to buy one U.S. dollar.

	Average Annual Exchange Rates

	2006	2005	2004	2003	2002

Average for Period	1.1307	1.208	1.298	1.3916	1.5702

	Monthly High and Low Exchange Rates

	March	February	January	December	November	October
	2007	2007	2007	2006	2006	2006
High	1.1810	1.1852	1.1824	1.1652	1.1474	1.1384
Low	1.1530	1.1586	1.1647	1.1415	1.1275	1.1154

The exchange rate on April 25, 2007 was 1.1146.

3.B. Capitalization and Indebtedness

The following table sets forth the consolidated capitalization of Chalk as of February 28, 2007. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes of Chalk.

February 28, 2007
(dollars in thousands)
(unaudited)
Cash and cash equivalents	3,375
Short-term debt and current portion of long-term debt:
Short-term debt facility	242
Due to shareholders	881
Current portion of long-term debt	15
Sub-total	1,138

Long-term debt(1):
Obligations under capital leases	30
Obligations under convertible debentures	2,799
Sub-total	2,829

Total cash, Short-term debt and Long-term debt	7,342

Shareholder’s equity:
Common Stock, unlimited shares authorized	25,842
72,242,969 shares issued and outstanding
Deficit	(27,287)

Total capitalization	2,522

(1) All long-term debt is secured. No long-term debt is guaranteed.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk factors

An investment in shares of Chalk involves a high degree of risk. Investors should carefully consider each of the risks described below before investing in shares of Chalk. If any of the risks described below actually occurs, Chalk’s business, financial condition, and results of operations could be materially adversely affected. The trading price of Chalk’s shares could decline, and investors may lose all or part of their investment.

Because Chalk is not profitable, and has not achieved positive cash flow, its business may fail.

Chalk has not yet achieved profitable operation or positive cash flow from operations. Accordingly, it faces the risk that its business will fail. For the year ended December 31, 2006, Chalk recorded a net loss of $7,159,825 and negative cash flow from operations of $4,598,310. For the year ended December 31, 2005, Chalk recorded a net loss of $2,979,916, and negative cash flow from operations of $3,444,081.

If Chalk is unable to increase sales revenue to levels that will sustain operating profits, it may be required to reduce the scale of its business activities, or potentially face insolvency.

The auditor's report on Chalk’s December 31, 2006 financial statements includes an additional paragraph that identifies conditions that raise substantial doubt about Chalk’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Because Chalk has a limited sales history, there is no reliable basis for predicting that it will be able to increase sales revenue, or continue its present rate of sales.

Chalk does not have a lengthy history of past sales from which it can predict future revenues. In addition, Chalk has historically generated its sales revenue from a relatively small number of contracts with a limited number of customers. Chalk’s prospects for generating revenue are speculative, and its sales revenues may change rapidly and without warning. Chalk may not be able to generate the sales it requires to become profitable or to sustain ongoing operations.

While some of Chalk’s principal customers are repeat customers, it must continually negotiate new sales to all of its customers, and there is no assurance that customers who have been repeat customers in the past will continue to purchase services or products from Chalk.

Chalk may not be able to raise additional capital it requires, on favourable terms or at all.

Chalk may require additional capital to continue its business and to cover operating losses until that business is able to become profitable. Chalk does not have a reliable means of predicting the amount of additional capital it will require. To raise additional capital, Chalk may have to issue additional shares, which may dilute the interests of existing shareholders substantially, and/or incur debt, which would rank ahead of shareholders’ interests. There is no assurance that Chalk will be able to raise additional capital on terms favourable to existing shareholders, or at all.

Because Chalk has a substantial number of convertible securities, the supply of Chalk’s shares to the market may increase over time.

As at December 31, 2006, Chalk had outstanding:

  Share purchase warrants for the issuance of 37,040,888 additional common shares; and

  Stock options for the issuance of 9,335,000 additional common shares.

In addition, in February 2007, Chalk completed a convertible debenture financing in the amount of US$4,200,000. All of the debentures issued in the financing are convertible into common shares of Chalk, at a price of US$0.15 per share. As part of the debenture financing, Chalk also issued share purchase warrants to the debenture holders. The share purchase warrants entitled the debenture holders to acquire an additional 28,000,000 common shares, at a price of US$0.15 per share, for a period of two years. If the Debentures are fully converted, Chalk will be required to issue 28,000,000 new common shares. If the debentures are fully converted and the warrants are fully exercised, Chalk will be required to issue a total of 56,000,000 new common shares.

Issuance of the shares described above will result in substantial additional dilution for existing investors. In addition, the market price for Chalk’s shares could be adversely affected if these shares, or a substantial number of them, are sold, or are perceived as being available for sale.

Because Chalk lacks proven distribution channels, it may be unable to reach potential customers for its products and services.

Presently, Chalk relies principally on its internal sales force to generate sales. Chalk’s sales and marketing staff currently consists of nineteen employees, of whom thirteen work as direct sales personnel. Chalk has no other material distribution channels, and does not engage in significant marketing efforts. If Chalk is unable to generate sales through its direct sales force, it will not be able to generate the revenues required to sustain operations.

Because Chalk is dependent on a small number of customers, its prospects for future sales are uncertain.

Chalk has historically generated the majority of its sales revenue from a limited number of customers. During the year ended December 31, 2006, Chalk generated 20% of its sales revenue from its largest customer for the year and 33% of its revenues from its two largest customers. Loss of small number of key customers, reduced spending by a small number of key customers, or failure to generate new major customers, could result in decreased revenues and increased operating losses.

Chalk’s in-flight video presentation business may be affected if financial conditions in the airline industry deteriorate.

The airline industry has suffered periods of financial difficulty, with several major carriers facing potential insolvency. In addition, technological change in the airline industry may change the way in which in-flight video presentations are made available to travellers.

Chalk presently earns significant revenue through the broadcast of in-flight video productions on Air Canada, and is attempting to expand this line of business. To do so, Chalk will have to secure additional contracts with other carriers to broadcast its in-flight video presentations. If financial conditions in the airline industry, in particular the financial condition of Air Canada, deteriorate, production of in-flight video presentations may cease to be a viable line of business for Chalk.

Because Chalk’s sales cycle is lengthy, it faces uncertainty in generating future sales.

The period between Chalk’s initial contact with a potential customer and the first purchase of a product by that customer typically ranges from six to twelve months, and can be considerably longer. In addition, initial sales are often relatively small, in relation to the total potential sales to a new customer. Because

Chalk has historically relied on a relatively small number of sales for the majority of its revenue, these long sales cycles can have a substantial effect on Chalk’s income, cash flow, and capital requirements in a particular quarter or fiscal year.

Because Chalk has a small number of sales transactions, its quarterly revenues and operating results may fluctuate.

Chalk relies on a relatively small number of sales for the majority of its revenue, and must continually negotiate new sales to maintain revenues. As a result, Chalk faces a risk of substantial quarterly fluctuations in its sales revenue and operating results if it experiences periods of weak sales activity. For example, quarterly revenues during the year ended December 31, 2006 were $561,141, $818,610, $1,164,803, and $999,542, for the first through fourth quarters, respectively. Periods of weak sales activity may also increase Chalk’s requirements for additional capital to cover operating expenses and losses.

Because Chalk offers its products and services in a changing market, the potential market for those products and services is uncertain.

The market for customized Internet content is highly competitive and continually changing. Chalk may not successfully anticipate or react to changes in customer preferences, or may not have sufficient creative, technical or financial resources to do so.

To keep existing customers and attract new customers, Chalk must continue to create products and services which distinguish Chalk from its competitors and/or increase the likelihood of obtaining repeat business from existing customers. Chalk may not be able to do so successfully. Competitors can be expected to implement changes and strategies designed to erode any competitive advantage Chalk may develop. Failure by Chalk to continue to introduce innovative products and services could impair Chalk’s ability to maintain or increase sales. As the market becomes more competitive, Chalk also expects that the market for customized Internet site content will also undergo significant price competition.

Because Chalk enters into fixed price contracts, it faces the risk of cost overruns.

Most of Chalk’s contracts are fixed price contracts. If Chalk does not accurately estimate the cost of these projects, or incurs cost overruns, it could incur unexpected losses. In addition, if Chalk does not complete fixed-price engagements to the customer’s satisfaction, it bears the risk of making modifications at its own expense, thus resulting in losses to Chalk.

Because Chalk incurs variable production costs, it cannot predict cash requirements accurately.

A substantial portion of the costs incurred by Chalk consists of variable costs of producing its online solutions and video productions. Variable costs incurred by Chalk include such items as film crews for video productions, and payments to third party contractors for text and other content for Chalk’s online training solutions. These costs vary from project to project. As a result, Chalk may not be able to predict its cash requirements accurately. Because a substantial portion of Chalk’s costs are variable and uncertain, there is no assurance that Chalk’s business will be profitable even if it generates substantial sales revenue.

Because Chalk has limited experience using the chalkboardTM LCMS software program under actual operating conditions, it could face substantial product liability claims.

Chalk has been selling licenses for its chalkboardTM LCMS software for approximately one year, and there is a limited number of copies of the software in use. Because of Chalk’s limited operating history with its software, there is no assurance that the software will not experience failures under actual operating conditions. If Chalk’s software products fail, customers may assert claims for substantial damages against Chalk, regardless of whether Chalk is responsible for the failure. Product liability claims could require Chalk to spend significant time and money in litigation or to pay significant damages. Chalk currently carries limited insurance which may not cover claims for financial losses, and which may not be sufficient to cover large claims. In addition, there can be no assurance that any insurance coverage will be available in the future on reasonable terms, that the insurance Chalk has purchased will be sufficient to cover any claims against it, or that insurers will not deny coverage with respect to any future claims.

Chalk tries to reduce the risk of liability claims by negotiating agreements that limit its liability for product errors. However, it is not always possible to limit legal liability, and contract terms which attempt to do so may not be enforceable.

Because the chalkboardTM LCMS software program may contain errors, Chalk could lose sales.

Chalk software may contain undetected errors or defects known as “bugs.” Chalk tests its software before it is released, but internal testing may not reveal all of the errors that can materialize during use of the software by customers. If Chalk’s software programs are perceived as being prone to error, it is likely that sales and revenues will be adversely affected. Chalk may also encounter delays in releasing new versions of its software, which will further affect sales and revenues.

Unauthorized disclosure of client data could expose Chalk Media to liability claims.

Chalk customers can be expected to keep proprietary and confidential information on their computer systems. Third persons may deploy viruses, worms, and other malicious software programs whose purpose is to infiltrate Chalk products, and to cause authorized disclosure of customer data. If the security measures built into Chalk products are breached, resulting in unauthorized disclosure of customer data, Chalk could face liability claims from its customers.

Because Chalk Media may be unable to protect its intellectual property rights, its ability to compete may be affected.

Chalk relies on a combination of copyright, trademark, and trade secret laws, as well as license and confidentiality agreements, to protect its intellectual property rights in its software and other products. This protection might not be adequate to prevent competitors from copying Chalk products or using confidential information of Chalk. In addition, competitors or customers may develop their own competing products independently, based on information they obtain about Chalk products. The development of such competing products may impair Chalk’s ability to compete.

Because the work force of Chalk is small, its business could be damaged by the departure of a single employee, or a small number of employees.

Chalk has only 74 full time employees, and employs only a small number of employees in specific fields important to its business, such as installation services for its chalkboardTM software, or graphic art and video production. The departure of a single employee or a small number of employees could materially impair its business.

David Chalk is a principal performer in Chalk’s video productions. The goodwill associated with the Chalk name, and with the video productions in which Mr. Chalk appears, is important to Chalk’s business. Mr. Chalk has executed an employment contract dated August 31, 2001 and an amending agreement dated August 31, 2006, under which Mr. Chalk has agreed to continue working with Chalk until August 2011. In addition, Chalk has a life insurance policy in the amount of US$10,000,000 on the life of Mr. Chalk. However, legal enforcement of employment contracts can be difficult, and there is no assurance that the services of Mr. Chalk will continue to be available to Chalk.

Because Chalk is a small company, it may not be able to handle rapid growth or increased sales.

Chalk has limited production, operational, and financial resources, which may be inadequate to sustain the growth it wants to achieve. As Chalk enters into additional sales contracts for the creation of customized content, it may have to hire additional personnel, engage additional outside contractors, or make further investments in network infrastructure and production facilities. If Chalk is unable to meet the production requirements of new contracts, or is otherwise unable to manage growth, the quality of its services and products may deteriorate, resulting in loss of both customers and goodwill.

Because Chalk is a small business, it may not be able to compete.

Chalk expects that the market for customized Internet content will likely continue to grow. If so, larger companies with substantially greater financial, marketing, and other resources may enter the market. Currently, Chalk’s principal competitors in the eLearning market include Saba Software Inc., Sum Total Systems, Inc., Plateau Systems, and SkillSoft PLC. Chalk faces the risk that markets it intends to pursue may become dominated by larger or more powerful companies, making it difficult or impossible for Chalk to compete.

Because Chalk will have to increase its U.S. sales, it may incur additional risks and costs.

To achieve sustained growth, Chalk will have to expand its markets, and begin to generate substantial sales in the United States. Chalk opened its U.S. office in McLean, Virginia in July 2005. However, Chalk’s U.S. office has not yet generated substantial sales revenue. Continuing or expanding its U.S. operations will expose Chalk to additional risks and costs, including:

  increased personnel costs;
  difficulties and costs of staffing and managing regional operations;
  increased costs of operating in higher cost regions; and
  fluctuations in currency exchange rates.

In addition, because of the relatively long sales cycle for Chalk’s products and services, there may be a considerable delay between an increase in Chalk’s sales efforts and any resulting increase in revenues. In the interim, Chalk will incur higher costs without an offsetting increase in revenues, resulting in greater losses and additional capital requirements.

Because a significant portion of Chalk’s business is Internet-based, its revenue prospects depend on continued use and popularity of the Internet.

Growth of Chalk’s business will require strong demand for customized Internet content, which will in turn depend on the continued growth and acceptance of the Internet by businesses, and by their employees and customers, as a principal means of communication.

While Internet use and the demand for content have increased in recent years, there is also no assurance that these trends will continue. A number of factors may inhibit use of the Internet, including inadequate network infrastructure, security concerns, government regulation, and inconsistent quality or speed of service. As use of the Internet grows, its communication infrastructure may not be able to support the demands placed on it by this growth, and its performance and reliability may decline. Accordingly, the market for Chalk’s products and services is uncertain, and may change rapidly and without warning.

Because Chalk operates in a technology related field, its share price may fluctuate substantially.

Stock markets in general have experienced substantial price and volume fluctuations in recent years. In particular, the stock prices of companies whose business relates to technology and the Internet have often been volatile, and have experienced price fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. The price of Chalk shares has ranged from a low of $0.14 to a high of $0.65 since January 2004, and from a low of $0.14 to a high of $0.265 since January 2007. Fluctuations in the price of Chalk’s shares may result in investors in Chalk’s shares losing a substantial portion of their investment.

In addition, the trading volume of Chalk shares has been low, and as a result, Chalk shares are relatively illiquid. During 2006, trading the volume of Chalk shares on the TSX Venture Exchange exceeded 50,000 shares on fewer than 60 days. Significant sales pressure could result in substantial reductions in the market price for Chalk’s shares.

Because principals own a large percentage of Chalk’s shares, minority shareholders may not be able to exercise control over corporate affairs.

Directors, senior management, and greater than 10% shareholders of Chalk currently own approximately 33% of Chalk’s outstanding shares. Grant Sutherland, Chalk’s principal shareholder, currently owns approximately 26% of Chalk’s outstanding shares.

Accordingly, insiders of Chalk, and particularly Mr. Sutherland, will likely be able to exercise effective control over all matters requiring approval by the stockholders, including the election of all directors and approval of significant corporate transactions.

Because Chalk operates in a technology-related field, it faces the risk of patent infringement claims.

Some of the markets in which Chalk competes are characterised by the existence of a large number of patents and frequent litigation for financial gain that is based on patents with broad, and sometimes questionable, application. As the number of Chalk’s products increases, the markets in which its products are sold expands, and the functionality of those products grows and overlaps with products offered by competitors, Chalk’s products may become increasingly subject to infringement claims. Although Chalk has no reason to believe any of its products infringe the proprietary rights of third parties, there can be no assurance that infringement claims will not be asserted against Chalk in the future or that any such claims will not require Chalk to enter into royalty arrangements or result in costly litigation.

Because Chalk’s common shares are subject to penny stock rules, shareholders may find it difficult to sell their stock.

Chalk’s shares are subject to “penny stock” rules as defined in the Securities and Exchange Act of 1934 (the “1934 Act”). The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Chalk’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges, provided that current price and volume information with respect to transactions in such securities is provided by the exchange).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with (i) current bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; and (iii) monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction, and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for Chalk’s common shares in the United States, and shareholders may find it more difficult to sell their shares.

Because Chalk is a Canadian company, U.S. investors may not be able to enforce civil claims against its directors and officers.

It may be difficult to bring and enforce civil suits against Chalk. Chalk is a corporation incorporated in the Province of British Columbia, Canada under the British Columbia Business Corporations Act.

Several of Chalk’s directors are residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of Chalk’s common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal or state securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal or state securities laws or other laws of the United States.

Because Chalk has substantial obligations payable in United States dollars, it faces exchange rate risk.

Chalk earns most of its revenue in Canadian dollars. However, as a result of the US$4,200,000 convertible debt financing completed in February 2007, the majority of Chalk’s long-term debt is payable in U.S. dollars. The convertible debt has a two year term and interest at 5% is payable quarterly. Chalk is accordingly subject to exchange rate risk, in that an increase in the relative value of the U.S. dollar will make repayment of Chalk’s long-term debt more onerous.

ITEM 4. INFORMATION ON CHALK

4.A. History and development of the company

The legal name of the company which is the subject of this Registration Statement on Form 20-F is Chalk Media Corp. Chalk was incorporated on February 22, 2002 as a corporation under the laws of the Province of British Columbia, Canada. The initial corporate name of Chalk was Giantstar Ventures Inc. (“Giantstar”). Giantstar was incorporated to operate as a capital pool company in accordance with the regulations of the TSX Venture Exchange. The purpose of a capital pool company is to identify and acquire a suitable company or operating business. Giantstar completed its initial public offering, and its shares commenced trading on the TSX Venture Exchange, on November 29, 2002. The initial public offering of Giantstar raised gross proceeds of $300,000. Other than to search for a suitable acquisition, Giantstar did not carry on business.

On November 19, 2003, Giantstar completed the acquisition of all of the issued and outstanding shares of Chalk Investments Corp. (“Chalk Investments”), a private company which was then named Chalk Media Corp. The principal terms of the transaction were as follows:

•	Giantstar issued 15,000,000 common shares, at a deemed price of $0.15 per share, to the shareholders of Chalk Investments, in exchange for all of the issued and outstanding shares of that company.

•

Simultaneously, Giantstar conducted a private placement of 3,800,000 shares to New Horizons Capital Corp., another public company trading on the TSX Venture Exchange, for gross cash proceeds of $550,000. The purpose of the transaction was to raise additional working capital for Giantstar.

•	Also simultaneously, Grant Sutherland, who was the largest shareholder of Chalk Investments:

	•	acquired 1,012,500 shares then owned by directors and officers of Giantstar, at a price of $0.11 per share;

•

settled indebtedness owing to him by Chalk Investments in the amount of $850,000 for 4,250,000 special warrants of Giantstar, entitling him to receive an additional 4,250,000 Giantstar common shares without payment of any further consideration; and

	•	entered into a Share Subscription and Financing Agreement with Giantstar to provide up to $1 million in additional equity financing to Giantstar over a one year term, if required by Giantstar.

Following the transactions described above:

•	Shareholders of Chalk Investments owned approximately 71% of the outstanding shares of Giantstar.

•	New Horizons Capital Corp. owned approximately 17% of the outstanding shares of Giantstar (which shares were subsequently distributed to the shareholders of New Horizons Capital Corp.).

•	Existing shareholders of Giantstar owned approximately 11% of the outstanding shares of Giantstar.

As a result of the transactions described above, the business of Chalk Investments became the business of Giantstar, and Giantstar changed its corporate name to “Chalk Media Corp.”.

The corporate domicile of Chalk is the Province of British Columbia, Canada, and Chalk operates under the Business Corporations Act of British Columbia. Chalk’s registered office is at 1620 – 401 West Georgia St., Vancouver, B.C. V6B 5A1. The telephone number at Chalk’s registered office is (604) 605-5420. Chalk’s principal place of business in British Columbia is at 1071 Mainland Street, 2nd Floor, Vancouver BC V6B 5P9, and the telephone number at that location is (604) 684-9399.

Subsequent to the transactions described above, Chalk has not had any major capital expenditures or divestitures. The efforts of Chalk have been concentrated on expanding and developing the business acquired through Chalk Investments. Chalk’s principal business operations are conducted in Vancouver, British Columbia. Chalk also has sales offices in Toronto, Ontario and (through its U.S. subsidiary) in Vienna, Virginia. The majority of Chalk’s sales have traditionally been generated through its Vancouver and Toronto offices. Chalk conducts its research and development activities in Fredericton, New Brunswick.

Chalk has generated operating losses consistently since the transactions described above, and has relied on equity financings to raise funds to cover those operating losses. All of Chalk’s equity financings subsequent to the transactions described above have been through private placements.

Chalk does not have a registered agent in the United States.

4.B. Business overview – products and services

Chalk provides a variety of products and services to help its customers meet a wide range of training and marketing objectives. The products and services provided by Chalk include:

  Customized online training and marketing content, including streaming video tutorials, interactive training programs, and animated flash product demonstrations;

  Chalk’s proprietary “chalkboard™” learning content management system software, which hosts online courses and other training materials for users to access; and

  In-flight programming for customers seeking to have their products or services featured by airlines with which Chalk has broadcast arrangements.

Chalk solutions allow clients to educate, entertain and empower their customers, channel partners and employees. Chalk’s core competency is in creating solutions that are easy-to-understand, targeted, and engaging. Chalk’s principal products and services presently include the following.

Online training and marketing solutions

Chalk produces customized online content to help its customers meet a wide variety of training and marketing objectives. Custom content produced by Chalk has been used for purposes such as:

  orientation for new employees;

  demonstrations and training in the use of our customers’ products; and

  demonstrations and training in workplace safety.

Chalk’s customers use content produced by Chalk to train or inform their own customers, employees, and business partners.

Training and marketing solutions that Chalk has designed for its customers include streaming video tutorials, interactive training programs, and animated flash product demonstrations. Chalk training and marketing solutions also include customized online courses with examinations, which permit employers to monitor course participation by their employees. Generally, Chalk’s online courses comply with SCORM (Shareable Content Object Reference Model) standards and specifications.

Chalk has focused sales efforts for its online training and marketing solutions in the following industries sectors: technology, telecommunications, telecommunications, financial services, and retail. One of Chalk’s business objectives is to begin to generate sales of its online training and marketing solutions to the government sector. Customers that have purchased Chalk online solutions during the past two years include AstraZeneca, Atco Gas, BC Ministry of Forests, BC Real Estate Association, Best Buy, Business Objects, Canadian Standards Association, Future Shop, HSBC Bank Canada, Playground (a division of Intrawest Properties), Research in Motion, Royal Bank of Canada, Samsung, SaskEnergy, SaskTel, Scotiabank, Staples Business Depot, and Telus Mobility.

Learning content management system software

Chalk has developed a proprietary learning content management system software program (“LCMS”) called “chalkboard™”. chalkboard™ hosts online courses and other training materials for users to access. The software allows administrators to track and report on users’ progress. chalkboard™ also allows multiple authors to create course content and then easily edit the content without any prior training or authoring tools. Chalk licenses the chalkboard™ software to customers and provides computer hosting services for the software. Chalk is continuing to expand the features and functionality of the chalkboard™ software.

During 2006, Chalk released two new versions of chalkboard™, v3.9 released in June 2006 and v.4.0 released in October 2006. Version 4.0 of chalkboard™ LCMS is compatible with most leading browsers, including FireFox, Internet Explorer 6 and 7, and Safari 2. New features incorporated into chalkboard™ in 2006 included:

  improved scalability;
  multi-site management support for customized deployments;
  language independence;
  full management capabilities for instructor-led training; and
  an intuitive new interface and optimized design.

The multi-site management feature permits individual departments within organizations to customize the application for their particular needs. Different departments can utilize common content and management, while preserving their own look and feel and other separate features. Management functions can be centralized or distributed among different departments, using the chalkboard™ LCMS role-based permissions model. The new versions of chalkboard™ also support the scheduling and management of instructor-led training.

The language independence feature supports multiple languages in the user interface, and also enables companies to provide company-specific terminology. Version 4.0 of chalkboard™ also supports double byte character sets, to support use of non Latin-based languages including Chinese, Japanese, Arabic and Farsi.

Chalk has also commenced development of a version of its chalkboard™ software which will operate on mobile handheld devices. Chalk expects to release the first such version of its software during the second quarter of 2007. Chalk believes that adapting its chalkboard™ software for use on mobile handheld devices will create opportunities to generate substantial new sales revenues.

In-flight programming

Chalk produces in-flight programming for customers seeking to have their products or services featured by airlines with which Chalk has broadcast arrangements. Frequent flyers tend to consist of a sophisticated and desirable audience for our advertisers and sponsors. Companies taking advantage of our in-flight productions during the past two years include Microsoft Canada, Sony of Canada, Telus, and Telus Mobility. Chalk’s in-flight video productions are currently broadcast on flights of Air Canada.

Television

Chalk has historically derived a significant portion of its revenue from television shows, which it produces and sells to television networks. During 2005, Chalk completed the second season of each of the following shows:

  Dave Chalk Connected, a show aimed at educating viewers on new technologies. Dave Chalk Connected was broadcast weekly over television stations in Western Canada and Toronto.

  Spy Academy, a children’s reality game television show with an interactive web component broadcast weekly in Canada by YTV (a Canadian youth television network).

Chalk discontinued production of Dave Chalk Connected during the second half of 2005, and discontinued production of Spy Academy during 2006, in order to focus the company’s resources on higher margin operations that are more closely connected to the Company’s focus on eLearning and marketing. Chalk is not currently producing any new television programs, but may resume production of Dave Chalk Connected (or a similar program), if sufficient market interest can be developed.

Markets

Chalk currently conducts business and sales operations in both Canada and the United States.

During the fiscal year ended December 31, 2004, Chalk’s operations were conducted almost exclusively in Canada, and substantially all of Chalk’s revenues came from Canadian customers.

In July 2005, Chalk expanded its operations into the U.S. through a wholly-owned subsidiary, Chalk Inc. Chalk Inc. is based in the greater Washington, D.C. area, in Vienna, Virginia. For the fiscal year ended December 31, 2005, substantially all of Chalk’s sales revenue came from Canadian customers, as the operations of Chalk Inc. in the U.S. were not sufficiently developed to generate significant sales revenue.

For the fiscal year ended December 31, 2006, Chalk continued to generate substantially all of its sales revenue through Canadian operations. Chalk expects that as its U.S. office becomes better established, the percentage of its revenues generated through U.S. sales will increase.

Chalk’s products are classified into two market segments: interactive media (which includes Chalk’s online training products and the chalkboard™ software) and television and airline segment production. The following table shows the revenues from these market segments for the last three fiscal years.

	Interactive Media		Television and in-flight productions
Year	$	%	$	%
2004	$1,843,107	39%	$2,919,567	61%
2005	$2,379,594	49%	$2,406,147	51%
2006	$2,504,674	72%	$968,383	28%

Since 2004, Chalk has been concentrating its sales efforts principally in the interactive media segment, which includes the chalkboard™ software, in an effort to increase revenues from that segment. In addition, Chalk has decreased the number of its television productions, which are included in the television and in-flight productions segment. Chalk discontinued the Dave Chalk Connected television show during the second quarter of 2005, and the Spy Academy television show during 2006. As a result, the percentage of revenues generated in the interactive media segment has increased since 2004.

Sales strategy

Chalk’s principal business objective is to increase sales revenue in both U.S. and Canadian markets. Chalk’s present sales strategy is based on the following principles:

  Leverage existing customers. Chalk believes that one of the methods for increasing sales revenue during 2007 is to identify and pursue additional sales opportunities with its current customers.

  Target other key vertical markets. Chalk has diversified sales efforts for its interactive learning solutions from the technology market to telecommunications, financial services, real estate, pharmaceuticals, and publishing among others and will continue to explore other markets.

  Target serviceable geographic markets. To date, the large majority of Chalk’s sales have been in Canada. One of Chalk’s objectives is to establish brand awareness and sales in the United States. Chalk believes that its best prospect for increasing sales in the United States is to leverage relationship with existing Canadian customers affiliated to multinational corporations and to build partnerships in new channels.

  Leverage the Chalk brand. Chalk believes that through its relationship with existing customers and the broadcast of Chalk’s in-flight productions, Chalk has established significant brand awareness in Canada. Chalk believes that leveraging this brand awareness provides one of the most productive means for increasing sales revenue.

Chalk relies principally on its direct sales personnel to generate sales and does not engage in significant marketing programs, such as media advertising.

Chalk’s sales and marketing force currently consists of nineteen employees, including seven direct sales personnel in Canada, eight direct sales personnel in the U.S., and four sales support and marketing personnel in Canada and the U.S. Chalk’s selling strategy is to identify companies within its preferred vertical markets who are likely adopters of Chalk’s products and services, and to solicit contracts through direct sales presentations and proposals. Historically, the majority of Chalk’s revenues have come from clients based in Toronto, Ontario and Vancouver, British Columbia. A principal business objective of Chalk is to begin generating substantial sales revenue through its U.S. office.

Reliance on key customers

Chalk has historically generated the majority of its sales revenue from a small number of customers, and continues to concentrate on establishing major accounts. During 2006, sales to Chalk’s largest customer accounted for 20% of revenues, and sales to Chalk’s two largest customers made up 33% of revenues.

A significant number of Chalk’s principal customers are repeat customers. However, Chalk must continually negotiate new sales to all of our customers, and there is no assurance that customers who have been repeat customers in the past will continue to purchase services or products in the future. To increase the stability and predictability of its sales revenue, Chalk is attempting to increase sales of its chalkboardTM software, which has the potential to generate recurring license fees.

Competitive position

Principal competitors of Chalk’s online training business include Skillsoft PLC, Saba Software Inc., Sum Total Systems, Inc., Plateau Systems, Element K Corporation, NETg, a division of the Thomson Corporation, and Acerra Technologies. To the knowledge of Chalk, each of these companies offers a combination of customized online content and software products intended to provide online training and learning functions. Chalk does not have detailed knowledge of the specific features of each company’s products. Chalk believes that the software products of Saba Software Inc. are the most similar in features and functionality to Chalk’s chalkboard™ software.

Chalk faces the risk that many of its competitors have greater financial and human resources than Chalk. In order to compete and grow, Chalk is pursuing a strategy of differentiating itself from its competitors by developing a recognizable brand name that we can leverage to attract and maintain customers.

Chalk also faces competition in its in-flight video presentation business. Companies such as Chalk pay for broadcast time on in-flight programming, in exchange for gaining exposure to the in-flight audience. Pricing and availability of this broadcast time is dependent on the demand from, and value perceived by, other potential broadcasters to the in-flight audience, which include conventional television programming and syndication companies.

4.C. Organizational structure

Chalk has eight wholly-owned subsidiaries.

  Chalk Investments Corp. is a holding company, incorporated under the laws of the Province of British Columbia, whose only present function is to hold all of the issued and outstanding shares of Chalk Media Service Corp. Chalk Investments Corp. was previously named Chalk Media Corp., and is the private company which was acquired by the present Chalk Media Corp. in November 2003.

  Chalk Media Service Corp. is incorporated under the laws of the Province of British Columbia, and is Chalk’s principal operating subsidiary. Chalk Media Service Corp. conducts all of Chalk’s sales and production activities in Canada.

  Chalk Inc. is incorporated under the laws of the State of Delaware, and conducts Chalk’s U.S. operations.

  Chalk Connected Productions Corp., Chalk Media IP Corp., DCC TV II Corp., and Spy Academy II Corp. are all incorporated under the laws of the Province of British Columbia, and were established for the production of specific series of television shows produced by Chalk. Chalk Media IP Corp. is a subsidiary of Chalk Investment Corp., and the other corporations are subsidiaries of Chalk Media Service Corp. None of the companies presently carry on active business.

  Chalk Media ESC Corp. is also incorporated under the laws of the Province of British Columbia, and was incorporated for a purpose which did not proceed. This company is a subsidiary of Chalk Media Service Corp. and does not carry on active business.

4.D. Property, plant and equipment

Chalk operates from four principal offices:

Chalk’s head office is at 1071 Mainland Street, 2nd Floor, Vancouver BC V6B 5P9. The area of the Vancouver office is 8,659 square feet. The lease for the Vancouver premises has a six-year term, commencing June 1, 2004, and ending May 31, 2010. The annual rental for the premises was $103,896 for the first two years, increasing to $112,554 for the second two years, and $121,212 for the final two years. In addition, Chalk is responsible for a proportionate share of the monthly operating costs of the building in which the premises are situate. Chalk’s share of the operating costs is approximately $8,000 per month. Chalk has an option to renew the lease for an additional five years at market rent.

Chalk’s Toronto premises are located at 410 Adelaide Street West, Suite 400, Toronto, Ontario M5V 1S8. The area of the Toronto office is 5,635 square feet. The lease for the Toronto office has a term of six years and two months, commencing October 1, 2006, and ending November 30, 2012. The annual rental for the premises is nil for the first two months, then $109,982 for the 12 months commencing December 1, 2006, $99,252 for the next two twelve month periods, and $104,617 for the final three years of the lease. In addition, Chalk is responsible for a proportionate share of the monthly operating costs of the building in which the premises are situate. Chalk’s share of the operating costs is stipulated not to exceed $35,000 during the first year of the lease. Chalk has an option to renew the lease for an additional five years at market rent.

Chalk’s Fredericton premises are located at 120 Carleton Street, Fredericton, New Brunswick E3B 3T4. The area of the Fredericton office is 2,334 square feet, but will increase to 4,000 square feet commencing March 1, 2008. The offer to lease agreement for the Fredericton office has a five-year term, commencing September 1, 2006, and ending August 31, 2011. The annual rental for the premises is $29,175 for the first year, $41,171 for the second year, and $54,000, $56,000, and $58,000 for the third through fifth years. In addition, Chalk is responsible for a proportionate share of the monthly operating costs of the building in which the premises are situate. Chalk’s share of the operating costs is approximately $2,000 per month. Chalk has an option to renew the lease for an additional five years at market rent.

Chalk’s Virginia premises are located at 8010 Towers Crescent Drive, Suite 450, Vienna, Virginia 22182. The area of the Virginia office is 4,044 square feet. Chalk holds those premises pursuant to a two-year sublease which expires November 30, 2007. The current annual rental under the sublease is approximately US$135,000 per year.

To the present time, the Toronto and Virginia offices have operated as sales offices. Substantially all production activities have taken place in Vancouver, British Columbia, and research and development activities have been centred in the Fredericton, New Brunswick office. Total annual premises costs for the four offices are approximately $550,000 per year at present. All leased premises are leased from arm's length landlords.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A. Operating results

Year ended December 31, 2006 compared with year ended December 31, 2005

Net Loss and Operating Loss

Net loss for Chalk for the year ended December 31, 2006 was $7,159,825, compared with $2,979,916 for the year ended December 31, 2005. The operating loss was $6,873,519 for 2006 compared with $2,899,219 for 2005. The increase in the operating loss was due to the decrease in revenues and an increase in operating expenses.

Revenue

Total revenue decreased from $4,868,658 in 2005 to $3,544,096 in 2006, a decrease of $1,324,562 or 27%.

Revenues from interactive media increased from $2,379,594 in 2005 to $2,504,674 in 2006, an increase of $125,080 or 5%. This increase was primarily due to the increasing number of customers and the increasing amount of revenues derived from our chalkboardTM LCMS software and related revenues.

Television and airline media revenues decreased from $2,406,147 in 2005 to $968,383 in 2006, a decrease of 60%, principally due to cessation of production of the Dave Chalk Connected and Spy Academy television shows. Chalk ceased production of those shows to concentrate more of its resources on the eLearning business.

Substantially all of Chalk’s sales revenue for 2005 and 2006 were from sales in Canada.

Cost of Sales

Overall cost of sales decreased from $3,750,011 in 2005 to $2,847,096 in 2006, a decrease of $902,915 or 24%. The decreased cost of sales resulted principally from cessation of production of the Dave Chalk Connected and Spy Academy television shows, offset in part by higher volumes of interactive media production. Salary costs allocated to cost of sales decreased from $2,005,332 in 2005 to $1,851,585 in 2006. External production and distribution costs, including contract labour, decreased from $2,114,054 in 2005 to $866,122 in 2006. The reduction in external production and distribution costs resulted primarily from the cessation of television productions, which employed substantial contract labour.

Cost of sales relating to the television productions were offset in part by the accrual of $66,074 of film and television tax credits in 2006 and $522,819 in 2005. Cost of sales also included $102,459 of stock-based compensation in 2006, compared to $57,480 in 2005, and $93,004 in depreciation expense in 2006, compared to $95,964 in 2005.

Research and Development Expenses

Research and development expenses increased from $162,578 in 2005 to $1,357,369 in 2006, an increase of $1,194,791. The increase was due principally due to increased labour costs associated with increased development activities for Chalk’s chalkboard™ LCMS software. Salary costs (including contract labour) allocated to research and development increased from $152,600 in 2005 to $1,249,593 in 2006. Research and development expenses also included stock-based compensation of $26,824 for 2006, compared to $1,742 for 2005, and depreciation expense of $46,238 for 2006, compared to $8,236 for 2005.

Substantially all of Chalk’s research and development activities are conducted in Canada.

Selling and Marketing Expenses

Overall selling and marketing expenses increased from $1,573,545 in 2005 to $2,795,681 in 2006, an increase of $1,222,136 or 78%. The increase resulted principally from increased selling and marketing expenses in the United States, which accounted for $319,835 in selling and marketing costs during 2005 and $999,536 during 2006. The increased selling and marketing expenses in the United States resulted principally from the additional salary costs of additional sales personnel.

Salary costs allocated to selling and marketing increased from $1,135,994 in 2005 to $1,774,170 in 2006. This increase was primarily due to the increase in sales activity and the hiring of new sales personnel in Chalk’s United States sales office. Travel expenses increased from $201,006 in 2005 to $302,247 in 2006, due primarily to the increased sales activity and related travel in and to the United States. Trade show expenses increased from $36,735 in 2005 to $41,614 in 2006. Selling and marketing expenses also included $240,115 for stock-based compensation in 2006, compared to $77,549 in 2005, and depreciation expense of $43,552 in 2006, compared to $33,383 in 2005.

General and Administrative Expenses

Overall general and administrative expenses increased from $2,281,743 in 2005 to $3,417,469 in 2006, an increase of $1,135,726 or 50%. Salary costs allocated to general and administrative expenses increased from $802,067 in 2005 to $994,466 in 2006, primarily as a result of increased salary costs in our U.S. office in 2006 and an increase in the administrative staff in our Vancouver office. Rent expense increased from $278,827 in 2005 to $474,291 in 2006, due primarily to the fact that our U.S. office was occupied for a full year in 2006, and to the opening of a new office in Fredericton, New Brunswick, for software development. Professional fees decreased from $436,114 in 2005 to $388,046 in 2006. This decrease was due to lower legal fees, as Chalk incurred substantial one-time legal fees associated with its expansion into the United States in 2005. General and administrative expenses also included stock-based compensation expense of $392,253 in 2006, compared to $119,203 in 2005, and depreciation expense of $31,260 in 2006, compared to $27,705 in 2005. General and administrative expenses attributable to U.S. operations increased from $135,862 in 2005 to $687,097 in 2006.

Other Income (Loss)

Chalk Media recorded a loss for other earnings and expenses of $286,306 for 2006 compared with loss for other earnings and expenses of $80,697 for 2005. Interest and bank charges increased from $77,215 in 2005 to $166,601 in 2006, principally as a result of interest expense for the financing of the Spy Academy and Dave Chalk Connected television productions, for which loan balances were outstanding in 2006, and interest on the shareholder loans. Foreign exchange losses increased from $3,482 in 2005 to $119,705 in 2006. Chalk incurred foreign exchange losses in 2006 primarily from translating transactions of Chalk’s

U.S. subsidiary into Canadian dollars, and from foreign currency losses on U.S. funds received for private placements during 2006.

Year ended December 31, 2005 compared with year ended December 31, 2004

Net Loss and operating loss

Net loss for Chalk for the year ended December 31, 2005 was $2,979,916, compared with $2,455,439 for the year ended December 31, 2004. The operating loss was $2,899,219 for 2005 compared with $2,412,460 for 2004. The increased losses resulted from increased operating costs (principally salary costs, as explained further below), which were not offset by additional revenues.

Revenue

Total revenue increased from $4,801,729 in 2004 to $4,868,658 in 2005, an increase of $66,929 or 1%.

Television and airline media revenues decreased to $2,406,147 in 2005 from $2,919,567 in 2004 principally due to discontinuation of the Dave Chalk Connected television show in the second quarter of 2005 and lower levels of sponsorship for the Dave Chalk Connected television show.

Revenues from interactive media increased from $1,843,107 in 2004 to $2,379,594 in 2005. This increase was primarily due to the increasing number of customers and the increasing amount of revenues derived from existing customers.

Cost of sales

Overall cost of sales decreased from $4,112,565 in 2004 to $3,750,011 in 2005, a decrease of $362,554 or 9%. The decreased cost of sales was due to there being no fall 2005 production of the Dave Chalk Connected television program, offset in part by higher volumes of interactive media production. Lower depreciation expense and higher film and television tax credits also contributed to the reduction in cost of sales.

Salary costs allocated to cost of sales increased from $1,722,977 in 2004 to $2,005,332 in 2005. External production and distribution costs, including contracted labour, decreased from $2,697,569 in 2004 to $2,114,054 in 2005. The decrease in external costs reflected the reduction in the number of episodes of Dave Chalk Connected produced, and the increased use of salaried employees instead of contract labour in the production of interactive media.

Cost of sales relating to the television productions were offset in part by the accrual of $522,819 of film and television tax credits in 2005 and $485,971 in 2004. Cost of sales also included $57,480 of stock-based compensation in 2005, compared to $82,252 in 2004, and $95,964 in depreciation expense in 2005, compared to $95,737 in 2004.

Research and development expenses

Research and development expenses for 2005 were $162,578. Salaries, wages, and benefits allocated to research and development, including contract labour, were $152,600. Research and development expenses also included stock-based compensation of $1,742 and depreciation expense of $8,236. Substantially all of Chalk’s research and development activities are conducted in Canada.

As development of the chalkboardTM software did not commence until 2005, Chalk did not incur any research and development expenses in 2004.

Selling and marketing expenses

Overall selling and marketing expenses increased from $1,219,324 in 2004 to $1,573,545 in 2005, an increase of $354,221 or 29%. Salary costs allocated to selling and marketing increased from $931,438 in 2004 to $1,135,994 in 2005. This increase was primarily due to the increased sales activity and the hiring of new sales personnel in Chalk’s U.S. office. Travel costs increased from $132,591 in 2004 to $201,006 in 2005, due mainly to the increased sales activity and increased travel costs in and to the United States. Trade show expenses increased from $7,939 in 2004 to $36,735 in 2005. Selling and marketing expenses also included $77,549 for stock-based compensation in 2005, compared to $45,118 in 2004, and depreciation expense of $33,383 in 2005, compared to $31,913 in 2004.

General and administrative expenses

Overall general and administrative expenses increased from $1,882,300 in 2004 to 2,281,743 in 2005, an increase of $399,443 or 21%. Professional fees increased from $274,415 in 2004 to $436,114 in 2005. This increase was due to higher legal fees associated with Chalk’s expansion into the United States, higher audit fees, and consulting fees associated with improvements to our accounting systems. Salary costs allocated to general and administrative expenses increased from $702,962 in 2004 to $802,067 in 2005. This increase resulted from an increase in the number of administrative personnel in the Vancouver office and the addition of personnel in our U.S. office. Rent expense decreased from $315,228 in 2004 to $278,827 in 2005 due to end of the lease on the office location in Burnaby, British Columbia. For part of the second and third quarter of 2004, Chalk was paying rent on both its Vancouver office and previous premises in Burnaby, British Columbia. This reduction was partially offset by rent costs for the new U.S. office in 2005. General and administrative expenses also included stock-based compensation expense of $119,203 in 2005, compared to $54,986 in 2004, and depreciation expense of $31,823 in 2005, compared to $27,923 in 2004.

Other income (loss)

Chalk recorded a loss for other earnings and expenses of $80,697 for 2005 compared with loss for other earnings and expenses of $42,979 for 2004. The principal reasons for the change was the increase in interest and bank charges for financing the Spy Academy and Dave Chalk Connected television productions.

5.B. Liquidity and capital resources

To date, Chalk has not generated sufficient revenues to pay its ongoing operating costs, and has incurred operating losses and negative cash flow from operating activities. During the year ended December 31, 2006, cash of $4,598,310 was used in operating activities, compared to $3,444,081 for the year ended December 31, 2005. The increase resulted primarily from higher net losses, offset by the net changes in various non-cash working capital items.

Historically, Chalk has been dependent on equity transactions and bank and shareholder debt financing to pay its operating costs. During the year ended December 31, 2005, Chalk raised $657,597 in bank financing, $1,854,397 in equity private placements, and $860,129 in shareholder loans. During the year ended December 31, 2006 Chalk raised $5,630,275 in private placement financing (net of loans to directors and employees participating in the private placements). During the year ended December 31,

2006, Chalk reduced its bank indebtedness from $837,474 to $239,184. Shareholder loans increased from $1,125,129 to $1,130,926.

Chalk’s future operations and its continuation as a going concern are dependent upon its ability to generate positive cash flows from operations and ultimately attaining profitability. As at December 31, 2006, Chalk had a working capital deficiency of $2,930,952. At the present time, Chalk incurs monthly expenditures of approximately $900,000 per month. In February 2007, Chalk completed a private placement of convertible debentures. The gross proceeds of the financing were US$4,200,000, and the net proceeds were approximately $4,700,000. As at February 28, 2007, Chalk had working capital of $636,000. If Chalk is not able to increase sales revenue substantially during 2007, it will be forced to raise additional capital or to curtail operations substantially. There is no assurance that Chalk will be able to negotiate such financing on terms that are acceptable to Chalk, or at all.

Critical accounting policies

Work in progress

Work in progress consists of the deferred cost of sales related to unfinished customer projects for which revenue has been deferred. When the revenue recognition criteria for these projects are met, in accordance with Chalk’s revenue recognition policy, the corresponding costs are recognized as cost of sales. Chalk monitors the recoverability of work in progress on a project by project basis. If the carrying value of work in progress for a specific project and the costs to complete the project exceed the estimated future revenue to be recognized for the project, the excess costs are recognized immediately to cost of sales.

Government assistance

Estimated refundable tax credits are recorded as a reduction of the cost of the related television production. Tax credits are recognized when there is reasonable assurance that the amount estimated will be received. Changes in estimates of the amount of refundable tax credits to be received would result in charges or credits to the income statement.

Revenue recognition

Chalk recognizes revenue from interactive media contracts when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectibility is reasonably assured.

Chalk recognizes revenue from a sale or licensing arrangement of a television and airline segment production when persuasive evidence of a sale or licensing arrangement exists, the production is complete and has been delivered and accepted in accordance with the terms of the arrangement, the license period of the arrangement has begun, the arrangement fee is fixed and determinable, and the collection of the arrangement fee is reasonably assured.

Chalk also sells products and services containing multiple elements. These revenues are recognized under Canadian GAAP in accordance with EIC Abstract 142, “Revenue Arrangements with Multiple Elements” and under U.S. GAAP in accordance with EITF 00-21 using the relative fair value method of allocation. Revenues earned from these bundled sales are recognized when the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item, delivery or performance of the undelivered item is considered probable, and in cases where the arrangement includes a general right of return of the delivered item, it is substantially in the control of Chalk.

Recent Canadian accounting pronouncements

In 2005, the Canadian Institute of Chartered Accountants (“CICA”) approved Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 1530 “Comprehensive Income”, and Section 3865 “Hedges”. These sections reflect the view that fair value, not historical cost, is the appropriate way for measuring certain financial instruments. These sections will be effective for Chalk’s 2007 fiscal year. Under the new standards, the only financial instruments that can be carried at historical costs are items such as trade receivables, trade payables, certain financial liabilities and certain “held-to–maturity” assets. Otherwise, financial instruments should generally be classified as “trading” or “available for sale”. Financial instruments that are classified as “trading” will generally be stated at fair value, with unrealized gains and losses being recorded through income. Financial instruments that are classified as “held-to-maturity” should be carried at amortized cost. Financial instruments that are recognized as “available for sale” must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholder equity, in new category called “other comprehensive income”. Realized gains and losses and impairments in values on “available for sale” securities will continue to be reflected through income. Chalk does not believe that application of these new principles will require any material adjustments in respect of its financial statements as at December 31, 2006.

Recent United States accounting pronouncements

In September 2006, the U.S. Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements ("SAB 108"). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements whereas the iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year(s) of origin. Financial statements would require adjustment when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The adoption of this guidance had no impact on the Company’s financial statements. The Company has used guidelines in SAB 108 to evaluate the materiality of identified unadjusted errors for its year ended December 31, 2006 financial statements.

In May 2005, the Financial Accounting Standards Board (“FASB”) issued FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market–based measurement and not an entity–specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is to be effective for the Company’s financial statements issued after November 15, 2007. The Company does not expect such adoption to have a material impact on its financial position and results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 defines the threshold for the recognition and measurement of uncertain income tax positions in the financial statements (generally referred to as contingent tax liabilities by the Company) as the amount “more likely than not” to be sustained by the relevant taxing authority. The tax position is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt FIN 48 on January 1, 2007 and does not expect that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

5.C. Research and development, patents and licenses, etc.

Substantially all of Chalk’s research and development work is carried out in Canada, and consists of work done in developing Chalk’s “chalkboard™” learning content management system software. Chalk currently has approximately 12 employees working in research and development.

During the years ended December 31, 2004, 2005, and 2006, Chalk incurred research and development expenses of $nil, $162,158, and $1,357,369, respectively. The increase in research and development expenses was due to increased development costs for Chalk’s “chalkboard™” software, most of which were incurred during 2006.

Chalk is the owner of a Canadian registered trademark covering its corporate logo and chalkboard™ logo for its learning content management system software. Otherwise, Chalk does not hold any registered intellectual property interests that are material to Chalk’s operations.

Computer source code for our products is protected by copyright, which lasts for periods of at least 70 years and 50 years in the United States and Canada, respectively. Chalk has not filed any patent applications relating to its “chalkboard™” learning content management system software.

5.D. Trend information

Information on trends in Chalk’s sales is contained under “Item 4.B. - Business overview – Products and services” and under “Item 5.A. - Operating results”. Substantially all of Chalk’s products are produced to fill specific customer orders. Chalk does not keep material inventory.

5.E. Off-balance sheet arrangements

Chalk does not have any material off-balance sheet arrangements, except as disclosed below, under Item 5.F.

5.F. Tabular disclosure of contractual obligations

As at December 31, 2006, Chalk has the following long-term contractual obligations.

	Payments due by period
Contractual		Less than 1			More than 5
obligations	Total	year	1 – 3 years	3 – 5 years	years

Capital Lease	$70,415	$27,074	$40,068	$3,273	-
Obligations

Operating Lease	$2,060,568	$546,552	$1,173,234	$340,782	-
Obligations

Other Long-Term	$329,704	$67,204	$262,500	-	-
Liabilities

Total	$2,460,687	$640,830	$1,475,802	$344,055	-

All of the obligations in the above table are secured, and none are guaranteed by any party other than Chalk’s subsidiaries.

In February 2007, subsequent to the end of its most recent fiscal year, Chalk completed a private placement of US$4,200,000 in convertible debentures. The principal terms of the debenture financing were as follows:

(a)	the term of the convertible debentures is two years;

(b)	the convertible debentures bear interest at the rate of 5% per annum, payable quarterly;

(c)	subject to specified conditions, Chalk has the option to make interest payments in common shares, at a price based on the current trading price at the time of payment;

(d)	Chalk must pay a bonus of 20% if Chalk pre-pays any of the convertible debentures;

(e)	holders of the convertible debentures are entitled to convert the debentures to common shares of Chalk at a price of US$0.15 per share at any time during the term of the debentures;

(f)	to secure performance of Chalk’s obligations under the convertible debentures, Chalk granted a security interest over all of its assets to the debenture holders; and

(g)

Chalk also issued share purchase warrants to the debenture holders. The share purchase warrants have a term of two years, and entitle the debenture holders to acquire, in aggregate, an additional 28,000,000 common shares at a price of US$0.15 per share.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and senior management

The following table sets forth certain information concerning the current directors and senior management of Chalk.

Name	Position	Age	Date of First Appointment
			(as Director)
Stewart Walchli	Director, Chief	34	November 2003
	Executive Officer

Grant Sutherland	Director, Chairman	60	November 2003

David Chalk	Director, Principal	47	November 2003
	Performer

James Speros	Director, Chairman	47	August 2005
	of Chalk Inc.

Kris Sutherland	Director, Executive	34	November 2003
	Vice President

Delano Lewis	Director	68	July 2006

Calvin Mah	Chief Financial	44	N/A
	Officer

Mr. Sutherland is a member of the Audit Committee. Two previous members of the Audit Committee, Michelle Gahagan and David Lewis, resigned as directors of Chalk on April 25, 2007 and April 26, 2007, respectively. Their replacements have not yet been appointed.

There are no arrangements or understandings with major shareholders or customers pursuant to which any person was nominated as a director.

Stewart Walchli. Director, President, and Chief Executive Officer. Mr. Walchli was appointed Chief Financial Officer of Chalk in November 2001. In February 2003, Mr. Walchli became the President and Chief Executive Officer of Chalk. Mr. Walchli was previously employed as Chief Financial Officer of Sideware Systems Inc., a software development company, from March 2000 to March 2002. Prior to Sideware Systems, Mr. Walchli worked for three years as an investment banker with CIBC World Markets, a provider of financial services, focusing on technology companies, particularly in the Internet and e-commerce spaces. Prior to CIBC World Markets, Mr. Walchli worked with KPMG LLP, an accounting firm. Mr. Walchli is a member of the Institute of Chartered Accountants of British Columbia.

Grant Sutherland. Director and Chairman. Mr. Sutherland was appointed a director and Chairman of Chalk Media Corp. (predecessor to Chalk) in September 2001. Mr. Sutherland is a licensed lawyer in the Province of British Columbia, and was engaged in the private practice of law for over 25 years. Mr. Sutherland is the principal of Sutherland & Company, a law firm, but currently devotes the substantial majority of his time to the affairs of Chalk. Mr. Sutherland served as a director of Sideware Systems Inc., a software development company, from May 1993 to March 2002, and as Chairman from May 1995 to June 2001. From November 1995 to March 2003, Mr. Sutherland was also a director of BrainTech, Inc., a company providing automated vision products and services. Grant Sutherland is the father of Kris Sutherland.

David Chalk. Director and Principal Performer. Mr. Chalk has over 15 years of experience in the computer industry. He was the founder and Chief Executive Officer of Doppler Computer Superstores, a computer retail business. In 1995, Mr. Chalk created Dave Chalk's Computer Show, which became one of the first television programs to be regularly broadcast on the Internet, and which was the principal business of the predecessor companies to Chalk at the time of their inception. Mr. Chalk has been a director of predecessor companies of Chalk since 1995 and served as Chief Executive Officer from 1995 to May 2000, and from February 2001 to September 2001. Mr. Chalk is involved in the strategic management of Chalk, and is the principal screen performer in Chalk’s video presentations.

James Speros. Director and Chairman of Chalk Inc. Mr. Speros was appointed a director of Chalk and Chairman of Chalk Inc., Chalk’s U.S. subsidiary, in August 2005. Prior to joining Chalk, Mr. Speros was a founding partner, owner, and executive officer of National Capital Golf Ventures, LLC, a privately held golf and real estate development company located in the Washington, D.C. area. From August 1998 to March 2003, Mr. Speros was a director and officer of Sideware Systems Inc. (subsequently KnowledgeMax Inc.), a software development company. Prior to joining Sideware Systems Inc., Mr. Speros served as President and Chief Executive Officer of Exploration Mirandor Inc., a publicly held mining exploration company. Between June 1993 and April 1997, Mr. Speros was the President and owner of two professional sports franchises, the Baltimore Stallions and Montreal Alouettes of the Canadian Football League. From 1994 to 1997, Mr. Speros was a member of the Board of Governors of the Canadian Football League, and acted as Vice Chairman of the Board of Governors in 1995 and 1996.

Kris Sutherland. Director and Executive Vice President. Mr. Sutherland joined Chalk in March 1998 and was responsible for sales and marketing initiatives of Chalk. As Chalk evolved, Mr. Sutherland transitioned to the Finance department where he worked on financing initiatives. In addition, Mr. Sutherland has primary responsibility for Chalk’s production activities in Canada. He was appointed Executive Vice President in 2001, and has held that position since then. Kris Sutherland is the son of Grant Sutherland.

Delano Lewis. Director. Mr. Lewis has been a director of Chalk since July 2006. Mr. Lewis has worked in public service in the United States for over 30 years. His positions included President and CEO of National Public Radio from 1994 to 1998, Ambassador to South Africa from 1999 to 2001, and co-chair of the National Information Infrastructure Advisory Council from 1994-1996. Mr. Lewis currently sits on the boards of Colgate Palmolive Company and Eastman Kodak and has sat on the boards of Halliburton Company, Black Entertainment Television (BET), Africare and Apple Computer. He was also Chairman of the Eugene and Agnes Meyer Foundation, a major philanthropic organization in Washington, D.C.

Calvin Mah. Chief Financial Officer. Mr. Mah was appointed Chief Financial Officer of Chalk in September 2004. Prior to joining Chalk, Mr. Mah was employed as the Financial Officer (from November 2000 to February 2001) and Chief Financial Officer (from February 2001 to September 2004) of NetNation Communications, Inc., a NASDAQ listed company in the web hosting and domain name registration industries. From 1996 to 2000, Mr. Mah was Chief Financial Officer of Simba Technologies, Inc., a privately-held venture-backed web analytics and middleware software company. Mr. Mah is a member of the Institute of Chartered Accountants of British Columbia.

6.B. Compensation

The following table sets forth all compensation paid by Chalk or its subsidiaries to its directors and senior management for the fiscal year ended December 31, 2006.

Name and Present Principal Position	Annual Compensation			Long-Term Compensation Awards			All other Compen- sation
				Securities Underlying Options / SAR’s	Restricted Shares or Restricted Share Units	LTIP Payouts
	Salary	Bonus	Other
Stewart Walchli,(1) President and CEO	$187,026	-	-	550,000	-	-	-
Grant Sutherland, Chairman	-	-	-	600,000	-	-	-
David Chalk, Principal Performer	$283,334	-	$11,400(2)	550,000	-	-	-
James Speros, (1) Chairman, Chalk Inc.	$203,526	-	-	850,000	-	-	-
Kris Sutherland, Executive Vice President	$150,000	-	-	550,000	-	-	-
Calvin Mah, CFO	$115,833	-	-	100,000	-	-	-
Michelle Gahagan, Director (3)	-	-	-	100,000	-	-	-
David Lewis, Director (3)	-	-	-	100,000	-	-	-
Delano Lewis, Director	-	-	-	250,000	-	-	-

(1)	Salaries were paid in US$, and converted to CDN$ at the rate of US$1.00 = CDN$1.1307.
(2)	Other compensation paid to Mr. Chalk consisted of an automobile allowance.
(3)	Ms. Gahagan and Mr. Lewis resigned as Directors of Chalk subsequent to December 31, 2006. Their stock options terminate 90 days following resignation.

For more information on stock options, see “Item 6.E. – Share ownership”.

All of the stock options referred to above were granted pursuant to Chalk’s stock option plan dated November 19, 2002, as amended (the “Stock Option Plan”). The purpose of the Stock Option Plan is to attract, retain and motivate management, staff and consultants by providing them with the opportunity, through share options, to acquire a proprietary interest in Chalk and benefit from its growth. Options under the plan are non-assignable and may be granted for a term not exceeding that permitted by the regulatory authorities having jurisdiction, currently five years under policies of the TSX Venture Exchange.

For so long as the common shares of Chalk remain listed on the TSX Venture Exchange (the “Exchange”), options granted under the plan must comply with policies of the Exchange. Those policies limit, inter alia, the exercise price of options that Chalk may grant and the term of those options. Under current policies of the Exchange:

  The minimum exercise price for stock options is equal to the market price at the time of grant,

less the following permitted discounts:

(i)	Up to 25%, for shares trading at a price of $0.50 or less;
(ii)	Up to 20%, for shares trading between $0.50 and $2.00; and
(iii)	Up to 15%, for shares trading above $1.00.

  If the exercise price for an option is less than the market price at the time of grant, no shares acquired on exercise of the option can be sold prior to four months following the date of option grant. If the exercise price is not below the market price, there is no such restriction.

  The maximum term of any option is five years.

Although permitted to do so under rules of the Exchange, Chalk has not issued any stock options at prices below market.

Other material terms of the Stock Option Plan are as follows:

  The maximum number of shares reserved for issuance under the Stock Option Plan is equal to 14,448,594 shares.

  Following the termination of an optionee’s employment, directorship or consulting agreement, the optionee’s option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days, as has been determined by the directors.

  Options under the plan will terminate one year following the death of an optionee or termination of an optionee’s position with Chalk due to disability.

  The total number of shares which may be reserved for issuance to any one person, whether granted pursuant to the Stock Option Plan or otherwise, shall not exceed 5% of the total number of issued and outstanding common shares from time to time.

  Any amendment of the terms of an option is subject to any required regulatory approvals.

  In the event of a reorganization of Chalk or the amalgamation, merger, or consolidation of the shares of Chalk, the board of directors of Chalk shall make such appropriate provision for the protection of the rights of the optionee as it may deem advisable.

The Stock Option Plan was initially adopted on November 19, 2003, and the maximum number of shares reserved for issuance under the plan at that time was 4,000,000. Under policies of the TSX Venture Exchange, Chalk requires shareholder approval to increase the number of shares reserved for issuance under the plan. Shareholders of Chalk approved increases in the number of shares to 6,000,000 on December 9, 2004 to 7,931,899 on December 5, 2005, and to 14,448,594 on December 12, 2006.

Chalk has not adopted a long-term incentive plan.

Board practices

Election of directors

The Board of Directors of Chalk is currently composed of Stewart Walchli, Grant Sutherland, David Chalk, James Speros, Kris Sutherland, and Delano Lewis. Each director of Chalk is elected annually and holds office until the next annual meeting of shareholders, unless that person ceases to be a director before such time.

Apart from incentive stock options, disclosed below, Chalk does not presently compensate its directors for services provided as directors. Chalk provides compensation to directors, who are also officers, for services rendered as officers. There is no specified number of stock options which directors of Chalk are entitled to receive. The granting of stock options is in the discretion of the Chalk Board of Directors.

Termination of employment, change in responsibilities, and employment contracts

Other than David Chalk, James Speros, and Calvin Mah, Chalk has not entered into employment or services contracts with any of its directors or senior management.

On August 31, 2001, Chalk entered into an employment contract with David Chalk pursuant to which Mr. Chalk would receive a salary of $250,000 per year. The employment contract had a five year term, expiring August 31, 2006. Effective August 31, 2006, Mr. Chalk’s employment contract was extended for a further five year term, and Mr. Chalk’s salary was increased to $360,000 per year. Mr. Chalk’s employment contract also provides that Mr. Chalk will receive bonuses in the discretion of the company. Chalk has also granted Mr. Chalk options to purchase 750,000 shares of Chalk. Of those, options to purchase 550,000 shares were granted in 2006.

On July 1, 2005, Chalk Inc., a subsidiary of Chalk, entered into an employment contract with James Speros. The term of the contract continues to June 30, 2007, and continues from year to year after that, unless terminated. The contract provides that Mr. Speros will receive an annual salary of US$180,000. Chalk has also granted Mr. Speros options to purchase 1,350,000 shares. Of those, options to purchase 850,000 shares were granted in 2006.

On September 1, 2004, Chalk entered into an employment contract with Calvin Mah. The agreement provides that Mr. Mah will receive an annual salary of $120,000. In addition, the Board of Directors has discretion to grant Mr. Mah stock options and bonuses. Chalk has granted Mr. Mah options to purchase 300,000 shares of Chalk. Of those, options to purchase 100,000 shares were granted in 2006.

Board committees

The only committees of the Board of Directors are the Audit Committee and the Compensation Committee.

For the year ended December 31, 2006, the Audit Committee consisted of Grant Sutherland, Michelle Gahagan, and David Lewis. Ms. Gahagan and Mr. Lewis resigned as directors of Chalk in April 2007, and accordingly ceased to be members of the Audit Committee. The vacancies created by their resignations have not yet been filled. The principal terms of reference for the Audit Committee are as follows:

  A majority of the Audit Committee must not be officers or employees of Chalk.

  The Audit Committee makes recommendations to the Board of Directors on the external auditor to be nominated to the shareholders, and the compensation of the external auditor.

  The Audit Committee is responsible for overseeing the work of the external auditor engaged.

  The Audit Committee is responsible for reviewing and reporting to the Board of Directors on the interim and annual financial statements of Chalk.

  The Audit Committee is responsible for reviewing annual and interim earnings press releases and press releases or other documents for public disclosure containing information extracted from financial statements, prior to disclosure.

During the year ended December 31, 2006, the Compensation Committee consisted of Grant Sutherland, Michelle Gahagan, and David Lewis. Ms. Gahagan and Mr. Lewis resigned as directors of Chalk subsequent to December 31, 2006. The vacancies created by those resignations have not yet been filled. The Compensation Committee must review and approve all compensation paid to directors and senior management.

6.D. Employees

Chalk produces substantially all of its products and services with in-house personnel and contract labour.

The following table shows the number of full-time employees of Chalk as at the end of each of its last three fiscal years.

	2004	2005	2006
Production	22	18	27
Research and development	0	4	18
Sales and marketing	6	14	17
General and administrative	8	8	10
Total	36	44	72

Chalk had 5 U.S. employees as at December 31, 2005, and 8 as at December 31, 2006. Otherwise, all of the employees referred to in the above table were Canadian employees.

Chalk currently has 74 full-time employees in Vancouver, Toronto, Fredericton, New Brunswick, and Vienna, Virginia. 64 of Chalk’s full-time employees work in Canada, and 10 work in the United States. 33 employees work primarily in production, including David Chalk. 12 employees work primarily in research and development. 19 employees work primarily in sales and marketing. 10 employees are general and administrative employees, including Stewart Walchli, our President and Chief Executive Officer. Chalk also hires contract employees on an as needed basis.

6.E. Share Ownership

The following table sets forth the share ownership of those persons listed above under the heading “Directors and senior management”, and includes details of the options or warrants to purchase shares of Chalk held by such persons as at March 31, 2007. The number of shares issued and outstanding as of March 31, 2007 was 72,242,969.

Name and Principal Position	Number of Shares Held	Stock Options Held	Exercise Price (Cdn$)	Expiry Date	Number of Warrants Held	Total Shares Beneficially Owned	% of Shares Beneficially Owned
Stewart Walchli, CEO	1,300,998	100,000 100,000 550,000	$0.25 $0.20 $0.33	Nov. 26 / 08 Jan. 15 / 10 Jun. 5 / 11	125,000	2,175,998	2.3%
Grant Sutherland, Chairman	19,036,897	100,000 100,000 600,000	$0.25 $0.20 $0.33	Nov. 26 / 08 Jan. 15 / 10 Jun. 5 / 11	1,500,000	21,336,897	28.6%
David Chalk, Principal Performer	1,400,998	100,000 100,000 550,000	$0.25 $0.20 $0.33	Nov. 26 / 08 Jan. 15 / 10 Jun. 5 / 11	250,000	2,400,998	3.2%
James Speros, Chairman, Chalk, Inc.	750,000	500,000 350,000 500,000	$0.30 $0.33 $0.25	Aug. 31 / 10 Jun. 5 / 11 Dec. 21/ 11	750,000	2,850,000	3.8%
Kris Sutherland, Executive VP	1,459,331	100,000 100,000 550,000	$0.25 $0.20 $0.33	Nov. 26 / 08 Jan. 15 / 10 Jun. 5 / 11	155,000	2,364,331	3.2%
Delano Lewis, Director	Nil	100,000 150,000	$0.33 $0.25	Jun. 5 / 11 Dec. 21 / 11	-	250,000	*
Calvin Mah, CFO	25,000	100,000 100,000 100,000	$0.32 $0.20 $0.33	Sep.30 / 09 Jan. 15 / 10 Jun. 5 / 11	25,000	350,000	*
Total	23,973,224	4,950,000			2,805,000	31,728,224	39.7%

* indicates less than 1%.

Apart from Chalk’s Stock Option Plan, described above, there are no arrangements for involving employees in the capital of Chalk.

Common shares are the only class of shares which Chalk is presently authorized to issue under its constating documents. The holders of the common shares are entitled to receive notice of, attend and vote at all meetings of our members. The common shares carry one vote per share and have no par value. The holders of the common shares are entitled to receive dividends if, as and when declared by the Board of Directors. The common shares carry no pre-emptive rights, conversion rights, redemption provisions, sinking fund provisions or liability to further calls or to assessment. There are no restrictions on the repurchase or redemption of the common shares by the Company except under applicable securities laws and to the extent that any such repurchase or redemption would render the Company insolvent.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major shareholders

To the knowledge of Chalk, the only shareholder of Chalk beneficially owning 5% or more of the outstanding common shares of Chalk (the “Common Shares”) is Grant Sutherland, the Chairman of the Board of Directors of Chalk.

As at March 31, 2007, Mr. Sutherland beneficially owns 21,336,897 Common Shares, which include the following stock options and share purchase warrants, all of which are exercisable immediately:

  Warrants to purchase 1,500,000 shares at US$0.21 per share expiring August 28, 2008;
  Options to purchase 100,000 shares at $0.25 per share expiring November 26, 2008;
  Options to purchase 100,000 shares at $0.20 per share expiring January 5, 2010; and
  Options to purchase 600,000 shares at $0.33 per share expiring June 15, 2011.

If all of the foregoing warrants and options were exercised, but no other outstanding warrants or options were exercised, Mr. Sutherland would own 28.6% of the issued and outstanding Common Shares.

As at December 31, 2003, Mr. Sutherland owned 6,435,348 Common Shares, which represented approximately 24% of the issued and outstanding Common Shares. Mr. Sutherland also owned 4,250,000 special warrants which were convertible to Common Shares without payment of any additional consideration (and which have subsequently been converted). Inclusive of the special warrants, Mr. Sutherland’s percentage shareholding in Chalk as at December 31, 2003 was approximately 35%.

Mr. Sutherland’s shares do not carry any different voting rights from the other issued and outstanding common shares.

As at April 23, 2007, Chalk had 27 shareholders of record in the United States, holding in total 14,014,151 Common Shares, which represented approximately 19% of the issued and outstanding Common Shares.

To the best of the knowledge of Chalk:

  it is not owned or controlled, directly or indirectly, by another corporation, any foreign government, or any other natural or legal person, either severally or jointly; and

  there are no arrangements, the operation of which may at a subsequent date result in a change of control of Chalk.

7.B. Related party transactions

Subsequent to December 31, 2003, Chalk has had the following transactions with:

  management personnel;
  entities controlling, controlled by, or subject to common control with Chalk;
  individuals or companies owning 10% or more of the voting shares of Chalk; or
  persons or enterprises related to or associated with any of the foregoing:

Private placements

Members of management have participated in private placements of the securities of Chalk as set out below.

On May 5, 2004, Chalk completed a $555,500 private placement of 1,851,667 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half share purchase warrant. The warrants were exercisable until May 4, 2005 at a price of $0.45 per share. Kris Sutherland, Chalk’s Executive Vice

President, purchased 83,333 units at a price of $25,000. None of Mr. Sutherland’s share purchase warrants were exercised.

On August 6, 2004, Chalk completed a $500,000 private placement with Grant Sutherland, Chairman of Chalk. Chalk issued 2,500,000 common shares at a price of $0.20 per share, pursuant to a Subscription and Financing Agreement dated October 10, 2003. The Subscription and Financing Agreement was entered into concurrently with Chalk acquiring all of the shares of the predecessor private company named Chalk Media Corp. Under the Subscription and Financing Agreement, Mr. Sutherland agreed, for a period of one year, to subscribe for up to $1,000,000 worth of common shares at a price of $0.20 per share, upon request of Chalk, to provide additional working capital for Chalk.

On February 4, 2005, Chalk completed a $231,250 private placement of 1,027,779 units at a price of $0.225 per unit. Each unit consisted of one common share and one-half share purchase warrant. The warrants were exercisable until February 3, 2007, at a price of $0.225 per share in the first year, and $0.30 in the second year. Grant Sutherland, Chalk’s Chairman purchased 444,445 units, David Lewis, then a director of Chalk, purchased 66,667 units, and 1120288 Ontario Ltd., a company controlled by Mr. Lewis, also purchased 66,667 units. None of the share purchase warrants acquired by Mr. Sutherland, Mr. Lewis, or 1120288 Ontario Ltd. were exercised.

On April 13, 2005, Chalk completed a $150,000 private placement with Grant Sutherland, the Chairman of Chalk. The Company issued 600,000 common shares at a price of $0.25 per share.

On August 29, 2005, Chalk completed a $1,140,000 private placement of 4,750,000 units at a price of $0.24 (US$0.20) per unit. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable until August 28, 2008 at a price of US$0.21 per share. Grant Sutherland, Chalk’s Chairman, purchased 1,500,000 Units, Jim Speros, a director of Chalk and Chairman of Chalk Inc., purchased 750,000 units, and Rick Weidinger, then a director of Chalk and Chairman of Chalk Inc., purchased 1,500,000 units. None of the share purchase warrants acquired by Mr. Sutherland, Mr. Speros, or Mr. Weidinger have been exercised.

On November 7, 2005, Chalk completed a $501,698 private placement of 2,125,000 units at a price of US$0.20 per unit. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable until November 7, 2008 at a price of US$0.21 per share. Of these units, 50,000 were purchased by Richard Waugh, then an officer of Chalk Inc.

On March 16, 2006, Chalk completed a $4,202,479 private placement of 18,105,000 units at a price of US$0.20 per unit. Each unit consisted of one common share and one share purchase warrant. The warrants are exercisable until March 16, 2008 at a price of US$0.20 per share. 555,000 of the units were purchased by the following directors and senior management of Chalk:

David Chalk	–	250,000 units
Calvin Mah	–	25,000 units
Kris Sutherland	–	155,000 units
Stewart Walchli	–	125,000 units

None of the warrants purchased by these individuals have been exercised to date.

Chalk loaned $116,060 to other employees to participate in the private placement. The loans bear interest at the rate of 4% per annum, and are payable in instalments by December 31, 2007. The loans were debited to share capital in the financial statements of Chalk, and are being credited as repaid. As at December 31, 2006, $20,709 remained outstanding on these loans.

On November 29, 2006, Chalk completed a $1,828,758 private placement of 10,159,773 units at a price of $0.18 per unit. Each unit consisted of one common share and one share purchase warrant. The warrants have a two-year term at an exercise price of US$0.19 per share. 500,000 units were purchased by a company controlled by Michelle Gahagan, then a director of Chalk. Chalk loaned $90,000 to the purchaser to finance the purchase of the 500,000 units. The loan does not bear interest and is repayable by November 23, 2011. The full amount of $90,000 remained outstanding on this loan as at December 31, 2006. Another loan in the amount of $15,000 was made to an employee of Chalk Inc. to finance the purchase of 83,333 units. The loan bears interest at the rate of 5% per annum and is payable in instalments by December 31, 2007. As at December 31, 2006, $15,068, which includes accrued interest, remained outstanding on this loan. The loans were debited to share capital in the financial statements of Chalk, and will be credited to share capital as repaid.

Advances from shareholders

From time to time, Chalk has borrowed funds from certain of its directors. As at December 31, 2006, Chalk owed a total of $1,126,278 to Grant Sutherland, Chairman of Chalk, and $4,648 to Jim Speros. The $4,648 payable to Mr. Speros is non-interest bearing and payable on demand. The $1,126,278 owing to Mr. Sutherland is evidenced by a series of promissory notes bearing interest at the prime rate of the Canadian Imperial Bank of Commerce plus 2% payable on demand but no later than between May 2, 2008 to February 13, 2009. Chalk did not grant any security interest regarding these promissory notes.

Subsequent to December 31, 2006, the following transactions have taken place with respect to the loans from Mr. Sutherland:

(a)	On January 10, 2007, Mr. Sutherland advanced an additional $142,000 to Chalk. This amount was payable on demand, and bore interest at the rate of 1.1% per month.

(b)	On February 27, 2007, Chalk repaid Mr. Sutherland $90,654 of the funds advanced on January 10, 2007 and $295,000 of the outstanding promissory notes.

Under the terms of the convertible debenture financing which Chalk completed in February 2007, Chalk is not permitted to repay any debt that ranks junior to the convertible debentures, except that Chalk is entitled to make a further payment to Mr. Sutherland in the amount of US$250,000 three months after the date of issue of the convertible debentures, and may pay an additional $500,000 from the proceeds of the share purchase warrants issued concurrently with financing, or if it is able to generate sufficient cash flow or raise additional financing by way of equity or subordinate loans to do so.

Legal and consulting fees paid to directors and an affiliate of directors

During the fiscal years ended December 31, 2004, 2005, and 2006, Chalk made the following payments to Sutherland Johnston, Sutherland & Company, and Dunsmuir Management Corp., for legal fees and for disbursements incurred on behalf of Chalk. Sutherland Johnston was a law firm in which Grant Sutherland was a partner. Sutherland & Company is a law firm of which Grant Sutherland is a partner, and Dunsmuir Management Corp. is a company of which Grant Sutherland is the sole shareholder.

Year	Amount
2004	$69,749
2005	$7,880
2006	$4,750

During the fiscal years ended December 31, 2004, 2005, and 2006, Chalk made payments of $54,959, $123,266 , and $17,823, respectively, to Gahagan Law Corporation, a law firm owned by Michelle Gahagan, then a director of Chalk, for legal services and for disbursements incurred by that firm on behalf of Chalk.

During the fiscal years ended December 31, 2005 and 2006, Chalk made payments of $52,996 and $85,183, respectively, to Rick Weidinger, then a director of Chalk, for consulting services.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated statements and other financial information

See “Item 17 – Financial statements” for Audited Consolidated Financial Statements of Chalk as at December 31, 2004, 2005, and 2006.

Legal proceedings

In January 2006, Chalk commenced legal proceedings in the Supreme Court of British Columbia against Michael Agerbo, a former director and officer of Chalk, claiming damages for breach of a non-competition covenant in Mr. Agerbo’s contract of employment, and requesting injunctive relief. Mr. Agerbo filed a counterclaim claiming damages for wrongful dismissal. No steps have been taken in the proceeding by either side since January 2006.

Except as set out above, Chalk is not party to any pending legal or bankruptcy proceedings, and no legal or bankruptcy proceedings have been threatened against Chalk. Chalk knows of no pending proceedings to which any director, member of senior management, or affiliate of Chalk is either a party adverse to Chalk or has a material adverse interest to Chalk.

Dividend policy

Chalk has no dividend policy. Chalk has not declared or paid any dividends since its incorporation, nor does it intend to declare or pay any dividends for the foreseeable future.

8.B. Significant changes

On February 23, 2007, Chalk completed an offering of convertible debentures in the amount of US$4,200,000. The net proceeds to Chalk, after payment of commissions, were approximately $4,700,000. The debentures have a term of two years, and are convertible at any time into common shares of Chalk at a price of US$0.15 per share. Until converted, the debentures bear interest at the rate of 5% per annum, payable quarterly. As part of the debenture financing, Chalk also issued share purchase warrants which entitle the debenture holders to acquire a total of 28,000,000 additional common shares of Chalk, at a price of US$0.15 per share. The share purchase warrants have a two year term.

Except as set out above, there have been no significant changes since the date of Chalk’s most recent audited consolidated financial statements for the year ending December 31, 2006.

ITEM 9. THE OFFER AND LISTING

9.A. Listing details

Information relating to the period prior to November 19, 2003 is not presented, as it is not considered relevant. The following table sets out the market price range for the common shares of Chalk for the periods indicated subsequent to November 19, 2003.

Period	High	Low
Annual periods
Nov. 19, 2003 – Dec. 31, 2003	$0.50	$0.25
Jan. 1, 2004 – Dec. 31, 2004	$0.65	$0.16
Jan. 1, 2005 – Dec. 31, 2005	$0.37	$0.19
Jan. 1, 2006 – Dec. 31, 2006	$0.45	$0.15
Quarterly periods
Jan. 1, 2005 Mar. 31, 2005	$0.30	$0.20
Apr. 1, 2005 – Jun. 30, 2005	$0.36	$0.225
Jul. 1, 2005 – Sep. 30, 2005	$0.37	$0.245
Oct. 1, 2005 – Dec. 31, 2005	$0.28	$0.19
Jan. 1, 2006 Mar. 31, 2006	$0.45	$0.215
Apr. 1, 2006 – Jun. 30, 2006	$0.44	$0.32
Jul. 1, 2006 – Sep. 30, 2006	$0.365	$0.20
Oct. 1, 2006 – Dec. 31, 2006	$0.24	$0.15
Jan. 1, 2007 – Mar. 31, 2007	$0.265	$0.14
Monthly periods
October 2006	$0.24	$0.15
November 2006	$0.21	$0.165
December 2006	$0.19	$0.165
January 2007	$0.18	$0.155
February 2007	$0.19	$0.14
March 2007	$0.265	$0.16

The shares being registered pursuant to this Registration Statement are the common shares without par value in the capital of Chalk.

Chalk is authorized to issue an unlimited number of common shares. All of the authorized common shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of Chalk, holders of common shares are entitled to receive pro rata the assets Chalk, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

There are no restrictions on the repurchase or redemption of common shares of Chalk while there is any arrearage in the payment of dividends. Apart from restrictions arising under securities laws of general application, there are no restrictions on the transfer of common shares of Chalk.

The Transfer Agent for the common shares of Chalk is Pacific Corporate Trust Company, 500 – 1130 W. Pender St., Vancouver, B.C. V6E 4A4.

9.C. Markets

The common shares of Chalk are listed on the TSX Venture Exchange under the symbol CKM. Prior to November 19, 2003, when Chalk (then named Giantstar Ventures Inc.) completed the acquisition of the predecessor Chalk Media Corp., the shares of Giantstar traded under the symbol GNJ.P.

The U.S. has no active trading market for Chalk’s shares.

Upon this Registration Statement becoming effective, Chalk intends to apply to have its shares trade through the OTC-Bulletin Board quotation service. There is no assurance that that application will be accepted, or that if the shares of Chalk begin trading on the OTC-Bulletin Board, that an active trading market will develop.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share capital

Common shares

The only authorized class of shares of Chalk is common shares. The common shares of Chalk have no par or nominal value. Chalk is authorized to issue an unlimited number of shares.

As at December 31, 2006, Chalk has 72,242,969 common shares without par value issued and outstanding.

On November 19, 2003, Chalk (then named Giantstar Ventures Inc.) acquired all of the issued and outstanding shares of the predecessor corporation of Chalk (then named Chalk Media Corp.). To acquire the shares of the predecessor corporation, Chalk issued 15,000,000 common shares without par value. As a result, more than 10% of the issued and outstanding shares of Chalk have been issued in consideration for the transfer of non-cash assets.

The following table reconciles the total number of shares issued and outstanding as at December 31, 2006:

Event	Number
Balance prior to acquisition	3,600,000
Issued to acquire shares of predecessor corporation	15,000,000
Issued in private placements	7,300,000
Issued to listing sponsor	200,000
Issued on exercise of stock options	237,500
Balance, December 31, 2003	26,337,500

Issued (issuable) in private placements	5,246,112
Issued on exercise of stock options	237,500
Balance, December 31, 2004	31,821,112
Issued in private placements	7,733,334
Issued on exercise of stock options	105,000
Balance, December 31, 2005	39,659,446
Issued on the exercise of stock options	25,000
Issued as employee compensation	43,750
Issued in private placements	28,264,773
Issued on the exercise of special warrants	4,250,000
Balance, December 31, 2006	72,242,969

None of the issued and outstanding shares are held on behalf of Chalk or any of its subsidiaries.

Details of the private placements conducted by Chalk subsequent to December 31, 2003 are as follows:

Month, Year	No. of Shares	Price per	No. of	Warrant	Exercise Price
		Share	Warrants	Term
May 2004(1)	1,851,667	$0.30	925,833	1 yr.	$0.45
Aug 2004(2)	2,500,000	$0.20	Nil	N/A	N/A
Feb. 2005(1)	1,027,779	$0.225	513,889	2 yrs.	$0.225 / $0.30(3)
Apr. 2005	600,000	$0.25	Nil	N/A	N/A
Sep. 2005(1)	4,875,000	US$0.20	4,875,000	3 yrs.	US$0.21
Nov. 2005(1)	2,125,000	US$0.20	2,125,000	3 yrs.	US$0.21
Mar. 2006(1)	18,105,000	US$0.20	18,105,000	2 yrs.	US$0.20
Nov. 2006	10,159,773	$0.18	10,159,773	2 yrs.	$0.19

(1)

Private placements were issued as units, with each unit consisting of one common share and one half share purchase warrant (for private placements of May 2004 and February 2005) or one common share and one share purchase warrant (for private placements of September 2005, November 2005, and March 2006).

(2)

These shares were issued pursuant to a subscription and financing agreement, pursuant to which Grant Sutherland, Chairman of Chalk, agreed to subscribe for up to $1,000,000 worth of common shares at a price of $0.20 per share, upon the request of Chalk.

(3)	Exercise prices apply to the first year and second year, respectively, of the warrant term.

Share purchase warrants

As at December 31, 2006, Chalk has the following share purchase warrants outstanding:

No. of Underlying Shares	Expiry Date	Exercise Price
22,065	July 31, 2010	$1.22
513,888	February 5, 2007	$0.30
4,875,000	August 28, 2008	US$0.21
2,125,000	November 6, 2008	US$0.21
18,961,800	March 16, 2008	US$0.20
10,543,135	November 28, 1008	$0.19

All of the share purchase warrants are held by purchasers in private placements conducted by Chalk.

In February 2007, as part of its convertible debenture financing, Chalk issued additional share purchase warrants which entitle the holders to acquire a total of 28,000,000 additional common shares of Chalk at a price of US$0.15 per share. The term of the warrants is two years. In addition, if the closing trading price for Chalk shares exceeds US$0.65 per share for 20 consecutive trading days, Chalk is entitled to call upon the warrant holders to exercise up to 50% of the warrants, failing which that portion of the warrants will be cancelled.

Stock Options

As at December 31, 2006, Chalk has the following stock options outstanding:

No. of Underlying Shares	Expiry Date	Exercise Price
1,050,000	November 26, 2008	$0.25
250,000	December 23, 2008	$0.50
375,000	September 9, 2009	$0.30
200,000	September 29, 2009	$0.32
800,000	January 15, 2010	$0.20
25,000	January 27, 2010	$0.30
25,000	May 1, 2010	$0.30
125,000	August 29, 2010	$0.30
925,000	September 1, 2010	$0.30
50,000	November 14, 2010	$0.30
100,000	December 15, 2010	$0.30
225,000	January 15, 2011	$0.30
75,000	March 7, 2011	$0.35
3,250,000	June 5, 2011	$0.33
225,000	June 5, 2011	$0.35
335,000	November 1, 2011	$0.35
1,300,000	December 21, 2011	$0.25

All of the stock options are held by directors, officers, or employees of Chalk.

Convertible debentures

In February 2007, Chalk issued US$4,200,000 in convertible debentures. The term of the debentures is two years, and the debentures are convertible to common shares of Chalk at a price of US$0.15 per share at any time during the term. If all of the convertible debentures were converted, an additional 28,000,000 common shares of Chalk would be issued.

As part of the debenture financing, Chalk also issued share purchase warrants to the debenture holders. The share purchase warrants entitled the debenture holders to acquire an additional 28,000,000 common shares, at a price of US$0.15 per share, for a period of two years.

10.B. Memorandum and Articles of Association

The Articles of Incorporation of Chalk (the “Articles”) include provisions to the following effect.

Objects and purpose	The Articles are silent as to Chalk’s objects and purposes. The Articles contain no restrictions on the business which can be conducted by Chalk.

Conflicts of interest

The Articles provide that a director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict. A director who holds such a disclosable interest in a contract or transaction in which Chalk is involved is not entitled to vote on any directors’ resolution to approve that contract or transaction unless all of the directors have a disclosable interest in such contract or transaction, in which case any or all of those directors may vote on such resolution.

In addition, sections 147 to 153 of the Business Corporations Act (British Columbia) contain provisions governing the conduct of directors and senior officers in situations of conflict of interest. Under those provisions, a corporate director or senior officer must promptly disclose any property, right, or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer of the corporation. In addition, a director or senior officer is liable to account for any profit realized as a result of a contract or transaction in which both the corporation and the director have a material interest, unless:

•	the contract or transaction is approved by the directors of the corporation (with the director in conflict not being entitled to vote) after the conflict of interest is disclosed;

•	the contract or transaction is approved by a special resolution of the shareholders of the corporation after the conflict of interest is disclosed; or

•	the British Columbia Supreme Court determines that the contract or transaction was fair and reasonable to the corporation and orders that the director or senior officer is not liable to account.

Under the Articles, a special resolution requires a majority of at least three- quarters (3/4) of the votes cast.

Directors’ remuneration

The directors are entitled to remuneration for acting as directors if the directors so determine. The remuneration of the directors shall be set by the directors, or if the directors decide, by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of Chalk, as such, who is also a director. Directors are also entitled to be reimbursed for reasonable expenses incurred on behalf of Chalk.

Borrowing power of directors	The Board of Directors may borrow money on the credit of Chalk without authorization from the shareholders, and may also:

•	issue, reissue, sell or pledge debt obligations of Chalk;

•	guarantee on behalf of the Company to secure performance of an obligation of any person; and

•	mortgage, charge, by specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of Chalk.

Other provisions relating to directors	A director must be at least 18 years of age, but there is no upper limit on the age of directors. A director is not required to hold any shares issued by Chalk.

Changing	The Articles contain no provisions governing changes in the capital of Chalk which are more stringent than required by law.
shareholder rights

Under the Articles, the shareholders may increase the authorized capital by ordinary resolution (requiring only a simply majority of votes cast). Other changes to the authorized capital structure must be by special resolution, requiring a majority of at least three-quarters (3/4) of the votes cast.

Under section 61 of the Business Corporations Act (British Columbia), no right or special right attaching to the shares of any class can be prejudiced or interfered with unless the shareholders holding that class of shares consent to the change by a separate special resolution.

Convening and	The Articles of Chalk contain the following provisions.
attending
shareholder meetings	•	Chalk must hold an annual general meeting once in each calendar year and not more than 15 months after the last annual meeting date at a time and place determined by the directors.

	•	The directors may at any time call a special meeting of shareholders.

•

The quorum required for the transaction of business at a shareholders’ meeting is two persons who are present in person or by proxy holding, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting.

	•	The majority of votes required for Chalk to pass a special resolution at a meeting of shareholders is three-quarters (3/4) of the votes cast on the resolution.

	•	In case of an equality of votes, the chairman of the meeting does not have a casting vote.

	•	Any shareholder is entitled to attend a meeting of shareholders, and is also entitled to appoint a proxy holder to attend in his place.

In addition, under section 166 of the Business Corporations Act, shareholders holding at least 5% of the issued and outstanding shares of Chalk are entitled to give written notice to Chalk requesting a meeting of shareholders. The request must include a statement of the business to be conducted at the meeting. If the directors of Chalk do not, within 21 days of receiving a request, give notice of a shareholders’ meeting to be held within four months following receipt of the request, then shareholders holding at least 2.5% of the issued and outstanding shares may give such notice.

Foreign ownership

The Articles of Chalk contain no restrictions on the right of non-resident or foreign purposes to acquire or own shares of Chalk. For information on such restrictions under Canadian laws, see “Exchange Controls”, below.

Change in control

No provisions in the Articles would have the effect of delaying, deferring, or preventing a change in control of Chalk, or that would operate only with respect to a merger, acquisition, or corporate restructuring involving Chalk or any of its subsidiaries.

Disclosure of Share ownership	The Articles contain no provision requiring disclosure of shareholder ownership.

10.C. Material Contracts

Chalk does not have any material contracts other than its employment contracts with management personnel and its premises leases. Information on the management contracts is contained under “Item 6.D – Compensation”. Information on the premises leases is contained under “Item 4.D. - Property, plant and equipment”.

10.D. Exchange controls

Canada has no system of exchange controls, and no restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. Canada has no laws or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in “Taxation” below.

There are also no limitations under the laws of Canada or in the organizing documents of Chalk on the right of foreigners to hold or vote securities of Chalk, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Chalk by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of a company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

Canadian income tax consequences

Chalk Management considers that the following discussion describes the material Canadian federal income tax consequences applicable to a holder of common shares of Chalk who is a resident of the United States and who is not a resident of Canada, and who does not use or hold, and is not deemed to use or hold, his common shares of Chalk in connection with carrying on a business in Canada (a “nonresident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common shares of Chalk to a non-resident will be subject to withholding tax. The Canada-U.S. Income Tax Convention (1980) (the “Treaty”) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as Chalk) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

Capital gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the disposition of a share of a corporation resident in Canada that is listed on a prescribed stock exchange. For purposes of the ITA, Chalk is listed on a prescribed stock exchange. Non-residents of Canada who dispose of shares of Chalk will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)	persons with whom the non-resident holder did not deal at arm's length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arms length,

owned not less than 25% of the issued shares of any class or series of Chalk at any time during the sixty month period preceding the disposition. In the case of a non-resident holder to whom shares of Chalk represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Treaty unless the value of such shares is derived principally from real property situated in Canada. In such a case, however, certain transitional relief under the Treaty may be available.

Material United States federal income tax considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of Chalk's common shares. The discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. Holders and prospective holders of Chalk's common shares are advised to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common shares of Chalk.

U.S. holders

As used herein, a "U.S. Holder" is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common shares, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is defined as a beneficial owner of common shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders of the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisors regarding the U.S. federal income, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) of the acquisition of Chalk common shares.

U.S. Holders subject to special U.S. federal income tax rules not addressed

This summary does not address the U.S. federal income tax consequences applicable to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a market-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that are liable for the alternative minimum tax under the Code; (f) U.S. Holders that own shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (g) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (h) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code; or (i) U.S. Holders that own (directly, indirectly, or constructively) 10% or more of the total combined voting power of the outstanding shares of Chalk. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares.

Distributions on common shares

Subject to the passive foreign investment company rules discussed below, for cash dividends, the gross amount of any such distribution of cash dividends (other than in liquidation) that you receive with respect to Chalk common shares generally will be taxed to you as dividend income to the extent such distribution does not exceed Chalk’s current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.)

Under the tax law recently enacted in the United States, dividends received by individuals from “qualified foreign corporations” in their tax years beginning on January 1, 2003 are taxed at the rate of 5% (zero, in 2008) or 15%, depending upon the particular taxpayer’s U.S. federal income tax bracket. This law sunsets after December 31, 2008, at which time dividends will be taxed at the ordinary income tax rates of up to 35%. A foreign corporation is a “qualified foreign corporation” with respect to its stock that is traded on an established securities market in the United States, provided that the foreign corporation is not a “foreign personal holding company,” a “foreign investment company” or a “passive foreign investment company,” as defined under the U.S federal income tax law.

To the extent any distribution exceeds Chalk’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in our common shares and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such shares). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of our common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Foreign tax credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Chalk's common shares may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.

Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source”. In addition, this limitation is calculated separately with respect to specific categories of income. Dividends received on Chalk common shares generally will constitute “foreign source” income and generally will be categorized as “passive income”. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common shares are advised to consult their own tax advisors regarding their individual circumstances.

Disposition of common shares

A U.S. Holder will recognize gain or loss upon the sale of common shares equal to the difference, if any, between

(a)	the amount of cash plus the fair market value of any property received; and
(b)	the shareholder's tax basis in the common shares.

This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common shares for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other considerations

U.S. Holders of Chalk common shares could become subject to additional U.S. tax liabilities if Chalk is, or becomes, a “passive foreign investment company” (a “PFIC”) or a “controlled foreign corporation” (a “CFC”).

Management of Chalk believes that Chalk was not a PFIC for the taxable year ended December 31, 2006 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future

If more than 50% of the voting power or value of Chalk were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of Chalk's common shares (“10% Shareholders”), then Chalk would become a CFC and each 10% Shareholder would be required to include in its taxable income, as a constructive dividend, an amount equal to its share of certain undistributed income of Chalk.

Information reporting and backup withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of Chalk's shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

10.F. Dividends and paying agent

Chalk has not declared any dividends on its common shares for the last four years and does not anticipate that it will do so in the foreseeable future. The present policy of Chalk is to retain future earnings for use in its operations and the expansion of its business. Chalk has not appointed any paying agent with respect to dividends, either in Canada or the United States.

10.G. Statement by experts

The auditors of Chalk’s financial statements for each of the preceding three years was KPMG LLP, 777 Dunsmuir St., Vancouver, B.C. V7Y 1K3. Their reports for fiscal years of Chalk ended December 31, 2004, 2005, and 2006 are included with the related financial statements in this Registration Statement with their consent.

The consolidated financial statements of Chalk as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 have been included herein and elsewhere in this Registration Statement in reliance upon the report of KPMG LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2006 consolidated financial statements contains an explanatory paragraph that states that the Company’s recurring losses from operations raise substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

10.H. Documents on display

You may read and copy all or any portion of the Registration Statement or other information in our files in the public reference room of the Securities and Exchange Commission at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents upon payment of a duplicating fee, by writing to the Commission. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

10.I. Subsidiaries

Information on the subsidiaries of Chalk is contained under “Item 4.C. – Organizational structure”.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Because Chalk is a “small business issuer”, as defined in Rule 12b-2 promulgated under the 1934 Act, Chalk is not required to provide disclosure under this item.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUINCIES.

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES.

Not applicable.

ITEM 16. ITEM RESERVED.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.
ITEM 16B. CODE OF ETHICS.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES.
ITEM 16D. EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEE.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS.

The financial statements of Chalk have been prepared on the basis of Canadian GAAP and are presented in Canadian dollars. A reconciliation to U.S. GAAP is included therein.

The auditors’ report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

Financial statements of Chalk:

ITEM 18. FINANCIAL STATEMENTS.

See “Item 17 – Financial statements”.

Consolidated Financial Statements
(Expressed in Canadian dollars)

CHALK MEDIA CORP.

Year ended December 31, 2006

KPMG

KPMG LLP	Telephone	604-691-3000
Chartered Accountants	Fax	604-691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Chalk Media Corporation

We have audited the accompanying consolidated balance sheets of Chalk Media Corporation as of December 31, 2006 and 2005, and the related consolidated statements of operations and deficit, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chalk Media Corporation as of December 31, 2006 and 2005, and the results of its operations and deficit and its cash flows for each of the years then ended in conformity with Canadian generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has insufficient working capital to meet its planned business objectives that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainty.

Canadian generally accepted accounting principles vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 to the consolidated financial statements.

Chartered Accountants

/s/ “KPMG LLP” /s/

Vancouver, Canada

March 2, 2007

CHALK MEDIA CORP.
Consolidated Balance Sheet
(Expressed in Canadian dollars)

December 31, 2006, with comparative figures for 2005

	2006	2005

Assets

Current assets:
Cash and cash equivalents	$98,767	$56,926
Accounts and other receivables (note 4)	604,437	1,484,071
Work in progress	249,547	164,611
Prepaid expenses	91,639	39,304
	1,044,390	1,744,912

Due from a related party (note 17)	170,000	170,000

Lease deposits	105,194	75,603

Property and equipment (note 5)	438,757	337,578

Intangible assets (note 6)	338,429	1,328

	$2,096,770	$2,329,421

Liabilities and Shareholders' Deficiency

Current liabilities:
Bank indebtedness (note 7)	$239,184	$837,474
Accounts payable and accrued liabilities	1,617,151	1,148,462
Deferred revenue	966,958	592,205
Due to shareholders (note 8)	1,130,926	1,125,129
Current portion of obligations under capital leases	21,123	30,149
	3,975,342	3,733,419

Obligations under capital leases (note 9)	32,086	7,515

Other long term liabilities (note 6)	262,500	-

Shareholders' deficiency (note 10):
Share capital	21,690,271	15,421,863
Special warrants	-	850,000
Contributed surplus	2,220,250	1,240,478
Deficit	(26,083,679)	(18,923,854)
	(2,173,158)	(1,411,513)
Going concern (note 1)
Commitments (note 12)
Subsequent events (note 19)

	$2,096,770	$2,329,421

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

/s/ “Grant Sutherland” /s/	Director	/s/ “Kris Sutherland” /s/	Director

CHALK MEDIA CORP.
Consolidated Statement of Operations and Deficit
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

	2006	2005	2004

Sales revenue:
Interactive media	$2,504,674	$2,379,594	$1,843,107
Television and airline segment production	968,383	2,406,147	2,919,567
Other	71,039	82,917	39,055
	3,544,096	4,868,658	4,801,729

Cost of sales	2,847,096	3,750,011	4,112,565
	697,000	1,118,647	689,164

Operating expenses:
Research and development	1,357,369	162,578	-
Selling and marketing	2,795,681	1,573,545	1,219,324
General and administrative	3,417,469	2,281,743	1,882,300
	7,570,519	4,017,866	3,101,624

Operating loss	(6,873,519)	(2,899,219)	(2,412,460)

Other earnings and expenses:
Gain (loss) on foreign exchange	(119,705)	(3,482)	(13,541)
Interest and bank charges	(166,601)	(77,215)	(29,438)
	(286,306)	(80,697)	(42,979)

Loss for the year	(7,159,825)	(2,979,916)	(2,455,439)

Deficit, beginning of year	(18,923,854)	(15,943,938)	(13,488,499)

Deficit, end of year	$(26,083,679)	$(18,923,854)	$(15,943,938)

Basic and diluted loss per common share
(note 13)	$(0.12)	$(0.09)	$(0.09)

See accompanying notes to consolidated financial statements.

CHALK MEDIA CORP.
Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

	2006	2005	2004

Cash flows provided by (used in):
Operations:
Loss for the year	$(7,159,825)	$(2,979,916)	$(2,455,439)
Items not involving cash:
Amortization	214,055	161,171	155,573
Stock based compensation	761,655	254,230	182,356
Changes in non-cash working capital:
Accounts and other receivables	879,634	(486,966)	(749,902)
Work in progress	(84,936)	55,937	(150,548)
Prepaid expenses	(52,335)	24,937	(15,779)
Accounts payable and accrued liabilities	468,689	2,957	428,985
Deferred revenue	374,753	(476,431)	719,392
	(4,598,310)	(3,444,081)	(1,885,362)
Investments:
Purchase of property and equipment	(217,804)	(131,086)	(107,012)
Purchase of intangible assets	(375,000)	-	-
	(592,804)	(131,086)	(107,012)
Financing:
Bank indebtedness	(598,290)	657,597	179,877
Issuance of common shares on exercise of
stock options	6,250	26,250	38,125
Issuance of common shares, net of share
issue costs	5,630,275	1,854,397	1,204,320
Shareholder loans, advances	376,492	1,516,229	100,000
Shareholder loans, repayments	(370,695)	(656,100)	-
Other long term liabilities	262,500	-	-
Capital lease obligations	(43,986)	(28,012)	(40,220)
Lease deposit	(29,591)	(18,813)	(16,957)
	5,232,955	3,351,548	1,465,145

Increase (decrease) in cash and
cash equivalents	41,841	(223,619)	(527,229)

Cash and cash equivalents, beginning of year	56,926	280,545	807,774

Cash and cash equivalents, end of year	$98,767	$56,926	$280,545

Supplementary information:
Interest paid	$140,818	$52,939	$29,438
Non-cash financing and investing activities:
Shares issued for services rendered	$17,500	-	-
Capital assets acquired under capital lease	59,531	6,578	50,607
Warrants issued as commission on private
placement	218,117	-	-
Common shares issued on exercise of
special warrants	850,000	-	-

See accompanying notes to consolidated financial statements.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

1.	Description of business and going concern:

The Company produces customized online training and marketing solutions, in-flight programming, other video productions, and network television programs. Training and marketing solutions include learning content management systems, interactive courses, tutorials, video emails and corporate videos. These solutions, available in a variety of formats including CD, DVD, web and print, allow our clients to educate, entertain and empower their customers, channel partners and employees. The Company’s core competency is in creating solutions that are easy-to-understand, targeted, and engaging. Television and in-flight programming is primarily aimed at educating viewers on new technologies.

These consolidated financial statements have been prepared on the going concern basis under which an entity is considered to be able to realize its assets and settle its liabilities in the ordinary course of business. Through the date of these consolidated financial statements, the Company has not generated sufficient revenues to sustain current operations, and has incurred significant operating losses and negative cash flow from operations. Operations to date have been financed by equity transactions, bank financing, and film and television tax credits. The Company's future operations and its continuation as a going concern are dependent upon its ability to generate positive cash flows from operations, its ability to raise additional financing and ultimately attaining profitability.

Depending on the Company's ability to develop sales and related cash flows, the Company may need to raise additional capital through public or private financings (note 19) that may not be available on acceptable terms. The consolidated financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. If the Company is unable to generate and sustain positive cash flows from operations, or is unable to obtain additional external financing, it may be required to reduce or limit operations.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

2.	Basis of presentation:

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Material measurement differences to US generally accepted accounting principles are set out in note 20. These financial statements include the accounts of the Company and its wholly owned subsidiaries Chalk Investments Corp., Chalk Inc., Chalk Media Service Corp., Chalk Connected Productions Corp., Spy Academy II Corp., DCC TV II Corp. and Chalk Media IP Corp. These financial statements also include the Company’s 40% equity investment in Lewis Limited. All significant intercompany accounts and transactions have been eliminated on consolidation.

3.	Significant accounting policies:

(a)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Work in progress

Work in progress consists of the deferred cost of sales related to unfinished customer projects for which revenue has been deferred. When the revenue recognition criteria for these projects are met, in accordance with the Company’s revenue recognition policy (note 3(h)), the corresponding costs are recognized as cost of sales. The Company monitors the recoverability of work in progress on a project by project basis. If the carrying value of work in progress for a specific project and the costs to complete the project exceeds the estimated future revenue to be recognized for the project, the excess costs are recognized immediately to cost of sales.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

3.	Significant accounting policies (continued):

(c)	Property and equipment:

Property and equipment are carried at cost less accumulated amortization. Amortization is calculated annually as follows:

Asset	Basis	Rate

Automobiles	declining-balance	30%
Computer equipment	declining-balance	30%
Computer software	declining-balance	100%
Furniture and equipment	declining-balance	20%
Sets	declining-balance	50%
Leasehold improvements	straight-line	lease term

(d)	Intangible assets

Intangible assets, consisting of acquired intellectual property and a music library, and are carried at cost less accumulated amortization. Amortization is calculated annually on a straight-line basis over 5 years for the intellectual property and on a declining-balance basis at the rate of 30% for the music library.

(e)	Impairment of long-lived assets:

The Company monitors the recoverability of property and equipment based on factors such as expected future asset utilization, business climate and future undiscounted cash flows expected to result from the use of the related assets. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset may not be recoverable, at which time the asset is written down to its future undiscounted cash flows.

(f)	Income taxes:

The Company accounts for income taxes under the asset and liability method. Future tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (temporary differences). The resulting changes in the net future income tax asset or liability are included in income. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the period that includes the substantive enactment date. To the extent that the realization of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

3.	Significant accounting policies (continued):

(g)	Stock-based compensation:

The Company’s stock-based compensation plans are described in note 10(e). Options issued to employees and related compensation expense are measured using the fair value method. In accordance with the transitional options permitted under amended Section 3870, Stock-Based Compensation and Other Stock-Based Payments, the Company has prospectively applied the fair value method in 2003 to all employee stock options granted on or after January 1, 2003.

(h)	Revenue recognition:

(i)

The Company recognizes revenue from interactive media contracts when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable, and collectability is reasonably assured.

(ii)

The Company recognizes revenue from a sale or licensing arrangement of a television and airline segment production when persuasive evidence of a sale or licensing arrangement exists, the production is complete and has been delivered and accepted in accordance with the terms of the arrangement, the license period of the arrangement has begun, the arrangement fee is fixed and determinable, and the collection of the arrangement fee is reasonably assured.

(iii)

The Company sells products and services containing multiple elements. These revenues are recognized in accordance with EIC Abstract 142, “Revenue Arrangements with Multiple Elements” using the relative fair value method of allocation. Revenues earned from these bundled sales are recognized when the delivered item has value to the customer on a stand-alone basis, there is objective and reliable evidence of the fair value of the undelivered item, delivery or performance of the undelivered item is considered probable and in the case if the arrangement includes a general right of return to the delivered item, it is substantially in the control of the Company.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

3.	Significant accounting policies (continued):

(i)	Government assistance

Estimated refundable tax credits are recorded as a reduction of the cost of the related television production. Tax credits are recognized when there is reasonable assurance that the amount estimated will be received. Changes in estimates of the amount of refundable tax credits to be received would result in charges or credits to the income statement.

(j)	Foreign currency translation:

The Company’s functional currency is the Canadian dollar. Monetary assets and liabilities denominated in a foreign currency are re-measured in Canadian dollars at the rate of exchange in effect at the balance sheet date. Other assets and revenue and expense items are re-measured using the rate of exchange prevailing at their respective transaction dates. Exchange gains and losses resulting from the re-measurement of foreign currency denominated monetary assets and liabilities in Canadian dollars are reflected in the consolidated statement of operations for the period.

(k)	Comparative figures:

Certain prior period amounts have been reclassified to conform to the presentation adopted in the current year.

4.	Accounts and other receivables:

	2006	2005

Trade receivables	$342,116	$376,103
Accrued revenues	-	110,443
Accrued tax credits receivable	280,821	1,016,025
Allowance for doubtful accounts	(18,500)	(18,500)

	$604,437	$1,484,071

Accrued tax credits receivable are the estimated Canadian federal and provincial government refundable tax credits related to specific television productions made in Canada. Amounts recorded represent management’s best estimate of the amount recoverable. These amounts are subject to final determination by the relevant tax authorities.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

5.	Property and equipment:

		Accumulated	Net book
2006	Cost	amortization	value

Automobiles	$43,313	$38,982	$4,331
Computer equipment	615,616	386,521	229,095
Computer software	228,926	192,574	36,352
Furniture and equipment	439,506	289,311	150,195
Leasehold improvements	62,492	46,024	16,468
Sets	24,710	22,394	2,316

	$1,414,563	$975,806	$438,757

		Accumulated	Net book
2005	Cost	amortization	value

Automobiles	$43,313	$37,126	$6,187
Computer equipment	477,917	317,843	160,074
Computer software	156,223	129,473	26,750
Furniture and equipment	387,720	251,888	135,832
Leasehold improvements	47,345	43,243	4,102
Sets	24,710	20,077	4,633

	$1,137,228	$799,650	$337,578

Included in property and equipment are assets held under capital leases with a cost of $209,127 (2005 - $149,596) and a net book value of $108,586 (2005 - $56,523).

6.	Intangible assets:

		Accumulated	Net book
2006	Cost	amortization	value

Intellectual property	$375,000	$37,500	$337,500
Music library	3,188	2,259	929

	$378,188	$39,759	$338,429

		Accumulated	Net book
2005	Cost	amortization	value

Music library	$3,188	$1,860	$1,328

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

6.	Intangible assets (continued):

During 2006, the Company acquired intellectual property related to software and source code which was incorporated into the Company’s chalkboardTM Learning Content Management System software. The acquisition price of the intellectual property is payable to the vendor within two years of May 31, 2006 by paying for services of the vendor or through cash payments, 30% of which is required to be paid by May 31, 2007.

7.	Bank indebtedness:

The Company has a series of non-revolving credit facilities with a Canadian chartered bank to a maximum amount of $1,060,000 bearing interest at the Canadian prime rate plus 2.00% per annum and repayable upon demand. As at December 31, 2006 the Canadian prime rate was 6.00% per annum. The facilities are collateralized by a charge on the assets of the Company, partial guarantees from three of the Company’s directors, and a first ranking security interest in and specific assignment of debts with respect to film and television tax credits due from the Ministry of Finance for the Province of Ontario, the Ministry of Finance for the Province of British Columbia, and the Canadian Revenue Agency. The balance outstanding on the facility at December 31, 2006 was $239,184 (2005 - $837,474).

8.	Due to shareholders:

As at December 31, 2006, the Company owed $1,130,926 (December 31, 2005 – $1,125,129) to shareholders and directors representing advances to the Company. Of this balance, $4,648 (December 31, 2005 - $76,837) is non-interest bearing and has no terms of repayment. The remaining balance at December 31, 2006 of $1,126,278 (December 31, 2005 – $1,048,292l) consists of a series of promissory notes bearing interest at the CIBC prime rate plus 2 percent payable on demand but no later than May 2, 2008 to February 13, 2009. As at December 31, 2006 the Canadian prime rate was 6.00% per annum. The Company has not granted any security regarding these promissory notes.

9.	Obligations under capital leases:

The Company has obligations under capital lease arrangements which require the following minimum payments:

2007	$27,074
2008	17,911
2009	14,321
2010	7,836
2011	3,273

Future minimum lease payments	70,415
Amount representing interest	17,206
53,209
Current portion	21,123

Non-current portion	$32,086

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital:

		Number of		Contributed
		common shares	Amount	surplus

(a)	Authorized:
	Unlimited common shares,
	with no par value.
(b)	Issued and outstanding:
	Balance December 31, 2003	26,337,500	$12,281,761	$820,902
	Share options exercised	237,500	38,125	-
	Shares issued through private
	placement	4,351,667	1,003,070	-
	Shares to be issued through private
	placement	894,445	201,250	-
	Stock-based compensation	-	-	182,356
	Balance December 31, 2004	31,821,112	$13,524,206	$1,003,258
	Share options exercised	105,000	43,260	(17,010)
	Shares issued through private
	placement	7,733,334	1,854,397	-
	Stock-based compensation	-	-	254,230
	Balance December 31, 2005	39,659,446	$15,421,863	$1,240,478
	Share options exercised	25,000	6,250	-
	Shares issued as employee
	compensation	43,750	17,500	-
	Shares issued through private
	placement	28,264,773	5,394,658	-
	Shares issued through exercise
	of special warrants	4,250,000	850,000	-
	Warrants issued as commission
	on private placement	-	-	218,117
	Stock-based compensation	-	-	761,655
	Balance December 31, 2006	72,242,969	$21,690,271	$2,220,250

On March 16, 2006, the Company completed a private placement of 18,105,000 units at US$0.20 per unit as a private placement for gross proceeds of $4,202,479. Each unit consists of one common share and one share purchase warrant. These warrants have a two-year term and the exercise price of the warrants is US$0.20 per share. Of these units, 630,000 were purchased by directors and senior officers of the Company.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital (continued):

(b)	Issued and outstanding (continued):

Gross proceeds of $116,060 from the private placement were due from employees as loans and the remaining amount outstanding of $20,709 has been deducted from share capital. This offset will be reduced when these amounts are repaid. These loans are secured by the private placement units which had a market value of $27,000 as at December 31, 2006. The loans are repayable by December 31, 2007 with twice monthly payments and the rate of interest on the loans is 4%. Stock compensation of $73,677 was recorded related to these employee stock purchase loans. The stock was valued using the Black-Scholes option pricing model using a risk free interest rate of 3.93%, an expected life of 22 months and a volatility of 65%.

Issuance costs included cash commissions of $203,680 and 856,800 warrants valued at $196,253. The warrants are exercisable at US$0.20 and expire March 15, 2008. The warrants are included in contributed surplus. The warrants were valued using the Black- Scholes option pricing model using a risk-free interest rate of 3.85%, an expected life of 2 years, and a volatility of 77%.

On November 29, 2006, the Company completed a private placement of 10,159,773 units at $0.18 per unit as a private placement for gross proceeds of $1,828,758. Each unit consists of one common share and one share purchase warrant. These warrants have a two-year term and the exercise price of the warrants is US$0.19 per share. Of these units, 676,591 were purchased by a director and senior officers of the Company.

Gross proceeds of $90,000 from the private placement were due from a company owned by a director of the Company and the amount outstanding of $90,000 has been deducted from share capital. This offset will be reduced when these amounts are repaid. This loan is unsecured and is non-interest bearing. The loan is repayable by November 23, 2011. Stock compensation of $53,085 was recorded related to this employee stock purchase loan. The stock was valued using the Black-Scholes option pricing model using a risk free interest rate of 3.89%, an expected life of 61 months and a volatility of 71%.

Gross proceeds of $15,000 from the private placement were due from an employee as a loan and the remaining amount outstanding of $15,068, which includes accrued interest, has been deducted from share capital. This offset will be reduced when this amount is repaid. This loan is secured by the private placement units which had a market value of $14,940 as at December 31, 2006. The loan is repayable by December 31, 2007 with twice monthly payments and the rate of interest on the loan is 5%. Stock compensation of $3,837 was recorded related to this employee stock purchase loan. The stock was valued using the Black-Scholes option pricing model using a risk free interest rate of 3.89%, an expected life of 13 months and a volatility of 63%.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital (continued):

(b)	Issued and outstanding (continued):

Issuance costs included cash commissions of $89,005 and 383,362 warrants valued at $21,864. The warrants are exercisable at $0.19 and expire November 27, 2008. The warrants are included in contributed surplus. The warrants were valued using the Black- Scholes option pricing model using a risk-free interest rate of 3.89%, an expected life of 2 years, and a volatility of 64%.

During 2006, 25,000 options were exercised for $6,250.

(c)	Special warrants:

A summary of the Company’s special warrant balance as at December 31, 2005 and 2006 is as follows:

	Number of
	warrants	Value

Balance, December 31, 2003, 2004 and 2005	4,250,000	$850,000
Special warrants exercised	(4,250,000)	(850,000)

Balance, December 31, 2006	-	-

(d)	Share purchase warrants:

A summary of the Company’s warrant activity for the years ended December 31, 2004, 2005 and 2006 is as follows (exercise prices in Canadian dollars except where otherwise indicated):

		Outstanding				Outstanding
	Exercise	December 31,				December 31,
Expiry date	price per share	2003	Granted	Exercised	Expired	2004
May 7, 2004	$ 0.73	498,948	-	-	498,948	-
April 30, 2005	6.43 US	8,208	-	-	-	8,208
December 19, 2005	0.30-0.40	1,750,000	-	-	-	1,750,000
July 31, 2010	1.22	22,065	-	-	-	22,065
May 4, 2005	0.45	-	925,833	-	-	925,833
February 3, 2007	0.23-0.30	-	447,222	-	-	447,222

		2,279,221	1,373,055	-	498,948	3,153,328

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital (continued):

(d)	Share purchase warrants (continued):

		Outstanding				Outstanding
	Exercise	December 31,				December 31,
Expiry date	price per share	2004	Granted	Exercised	Expired	2005
April 30, 2005	6.43 US	8,208	-	-	8,208	-
December 19, 2005	0.30-0.40	1,750,000	-	-	1,750,000	-
July 31, 2010	1.22	22,065	-	-	-	22,065
May 4, 2005	0.45	925,833	-	-	925,833	-
February 5, 2007	0.23-0.30	447,222	66,666	-	-	513,888
August 28, 2008	0.21 US	-	4,875,000	-	-	4,875,000
November 6, 2008	0.21 US	-	2,125,000	-	-	2,125,000

		3,153,328	7,066,666	-	2,684,041	7,535,953

		Outstanding				Outstanding
	Exercise	December 31,				December 31,
Expiry date	price per share	2005	Granted	Exercised	Expired	2006
July 31, 2010	$1.22	22,065	-	-	-	22,065
February 5, 2007	$0.23-$0.30	513,888	-	-	-	513,888
August 28, 2008	$0.21 US	4,875,000	-	-	-	4,875,000
November 6, 2008	$0.21 US	2,125,000	-	-	-	2,125,000
March 15, 2008	$0.20 US	-	18,961,800	-	-	18,961,800
November 27, 2008	$0.19	-	10,543,135	-	-	10,543,135

		7,535,953	29,504,935	-	-	37,040,888

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital (continued):

(e)	Stock compensation plans:

(i)	A summary of the Company’s stock option activity is as follows:

		Weighted
	Number	average
	of options	exercise price

Balance, December 31, 2003	2,937,500	$0.26
Options granted	475,000	0.30
Options granted	200,000	0.32
Options expired	(750,000)	0.25
Options exercised	(237,500)	0.16

Balance, December 31, 2004	2,625,000	$0.29
Options granted	900,000	0.20
Options granted	1,500,000	0.30
Options expired	(445,000)	0.25
Options expired	(75,000)	0.30
Options expired	(100,000)	0.20
Options exercised	(105,000)	0.25

Balance, December 31, 2005	4,300,000	0.30
Options granted	1,300,000	0.25
Options granted	225,000	0.30
Options granted	3,250,000	0.33
Options granted	710,000	0.35
Options expired	(75,000)	0.25
Options expired	(275,000)	0.30
Options expired	(75,000)	0.35
Options exercised	(25,000)	0.25

Balance, December 31, 2006	9,335,000	$0.31

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

10.	Share capital (continued):

(e)	Stock compensation plans (continued):

(ii)	Additional information regarding options outstanding as at December 31, 2006 is as follows:

		Outstanding			Exercisable
			Weighted
			average	Weighted		Weighted
Expiry	Exercise	Number	contractual	exercise	Number	exercise
date	prices	of options	life (years)	price	of options	price

November 26, 2008	$0.25	1,050,000	1.91	$0.25	1,050,000	$0.25
December 23, 2008	$0.50	250,000	1.98	0.50	250,000	0.50
September 9, 2009	$0.30	375,000	2.69	0.30	310,250	0.30
September 29, 2009	$0.32	200,000	2.75	0.32	136,000	0.32
January 15, 2010	$0.20	800,000	3.04	0.20	800,000	0.20
January 27, 2010	$0.30	25,000	3.08	0.30	17,000	0.30
May 1, 2010	$0.30	25,000	3.33	0.30	17,000	0.30
August 29, 2010	$0.30	125,000	3.66	0.30	68,000	0.30
September 1, 2010	$0.30	925,000	3.67	0.30	693,750	0.30
November 14, 2010	$0.30	50,000	3.87	0.30	17,000	0.30
December 15, 2010	$0.30	100,000	3.96	0.30	34,000	0.30
January 15, 2011	$0.30	225,000	4.04	0.30	45,000	0.30
March 7, 2011	$0.35	75,000	4.18	0.35	12,750	0.35
June 5, 2011	$0.33	3,250,000	4.43	0.33	1,625,000	0.33
June 5, 2011	$0.35	225,000	4.43	0.35	38,250	0.35
November 1, 2011	$0.35	335,000	4.84	0.35	-	0.35
December 21, 2011	$0.25	1,300,000	4.98	0.25	325,000	0.25

		9,335,000	3.84	$0.31	5,439,000	$0.31

The fair value for stock options granted was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2006	2005

Interest rate	3.87 – 4.18%	3.44 – 3.97%
Expected life (in years)	5	5
Expected volatility	70-79%	75-78%

The amount of compensation expense recorded relating to employee stock options was $761,655 in 2006 (2005 - $254,230; 2004 - $182,356).

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

11.	Income taxes:

Income tax expense differs from the amount that would be computed by applying the combined Canadian Federal and Provincial statutory income tax rate of 34.12% (2005 - 34.85%) to the net loss due primarily to valuation allowances provided against losses incurred in the year.

	2006	2005	2004

Loss before income taxes	$(7,159,825)	$(2,979,916)	$(2,455,439)

Expected provision based on tax rate of
34.12% (2005 – 34.85%; 2004 – 35.6%)	(2,442,932)	(1,038,501)	(874,136)
Decrease resulting from
Permanent and other differences	176,198	93,196	76,206
Change in statutory tax rates	468,859	331,324	-
Foreign tax rate differences	(189,794)	-	-
Net operating loss carryforward expiry	1,129,134	-	-
Unrecognized future tax asset	858,535	613,981	797,930

Income tax provision	$-	$-	$-

The Company’s future income tax assets are comprised of the following at December 31:

	2006	2005

Future tax assets:
Net operating loss carry forwards	$4,471,563	$3,760,367
Capital assets	395,574	422,157
Other temporary differences	390,596	216,674

Total future tax assets	5,257,733	4,399,198
Valuation allowance	(5,257,733)	(4,399,198)

Net future tax assets	$-	$-

Future income taxes reflect the tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as non-operating losses and tax credit carryforwards.

As of December 31, 2006, the Company had net operating losses of approximately $11,700,000 and $2,110,000 available to offset taxable income earned in Canada and the United States, respectively, expiring commencing fiscal years ending 2007 to 2026.

At December 31, 2006, management believes that sufficient uncertainty exists as to whether or not the future tax assets will be realized, and accordingly, a valuation allowance has been provided.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

12.	Commitments:

The Company has obligations under operating lease arrangements, which require the following minimum annual payments for the year ended December 31:

2007	$546,552
2008	423,456
2009	431,317
2010	318,461
2011	211,158
2012	129,624

13.       Loss per common share:

The following table describes the calculation of the basic and diluted number of common shares outstanding:

		2006			2005			2004
		Weighted			Weighted			Weighted
		average			average			average
		number			number			number
		of common			of common			of common
		shares	Per share		shares	Per share		shares	Per share
	Net loss	outstanding	amount	Net loss	outstanding	amount	Net loss	outstanding	amount

Loss per common
share	$(7,159,825)	57,382,611	$(0.12)	$(2,979,916)	34,540,231	$(0.09)	$(2,455,439)	28,752,537	$(0.09)

14.	Financial instruments:

	(a)	Fair values of financial instruments:

The Company’s short-term financial instruments consist of cash, accounts and other receivables and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values due to their short-term to maturity.

The Company’s long-term financial instruments consist principally of amounts due to shareholders and capital lease obligations. The fair value of amounts due to shareholders is not practicable to determine due to its related party nature and the absence of a secondary market for such instruments. The fair values of capital lease obligations approximate their carrying values based on borrowing rates currently available to the Company for leases with similar terms.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

14.	Financial instruments (continued):

(b) Foreign currency risk:

Foreign currency risk reflects the risk that the Company’s net assets or operations will be negatively impacted due to fluctuations in exchange rates. Accounts receivable and payable denominated in foreign currencies come due in the short-term and accordingly, management of the Company believes there is no significant exposure to foreign currency fluctuations. The Company does not have foreign currency derivatives in place.

(c) Credit risk:

Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company maintains cash with high quality financial institutions.

The Company's customers are currently concentrated in Canada. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information.

15.	Related party transactions and balances:

The following table summarizes the Company’s related party transactions, which were recorded at the exchange amounts agreed upon between the related parties.

	2006	2005

Disbursements and legal fees paid to law firms of
which a director is a partner	$22,573	$131,146
Consulting fees paid to a director	85,183	52,996

Included in accounts payable and accrued liabilities are nil (2005 – $19,556) owing to shareholders for rent payments, legal services, and disbursements.

During the year, the Company issued common shares and warrants to directors and officers as part of a series of private placements (note 10 (b)).

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

16.	Segmented information:

The Company reports segmented information according to the CICA Handbook Section 1701 – Segment Disclosures. Since July 2005, the Company operates with two reportable geographic segments, Canada and the United States. Management makes decisions about allocating resources based on these geographic segments.

Year ended December 31, 2006	Canada	United States	Total

Revenues from external customers	$3,531,456	$12,640	$3,544,096
Expenses	8,680,610	1,737,005	10,417,615
Segment operating loss	5,149,154	1,724,365	6,873,519
Amortization of capital assets	201,954	7,917	209,871
Segment assets	2,004,548	92,222	2,096,770
Expenditures for segment property
and equipment	238,705	34,446	273,151

Year ended December 31, 2005	Canada	United States	Total

Revenues from external customers	$4,868,658	$-	$4,868,658
Expenses	7,312,181	455,696	7,767,877
Segment operating loss	2,443,523	455,696	2,899,219
Amortization of capital assets	158,740	1,861	160,601
Segment assets	2,275,424	53,997	2,329,421
Expenditures for segment property
and equipment	114,620	16,465	131,085

The Company’s approximate sales to significant customers, which are all in Canada, are as follows:

	2006	2005	2004

Customer A	$691,370	$594,994	$943,136
Customer B	478,266	Under 10%	Nil
Customer C	Under 10%	725,861	617,191
Customer D	Nil	631,334	574,220
Customer E	Nil	602,000	995,000

17.	Due from a related party:

The receivable is from a company that is controlled by a shareholder and director of the Company. The receivable is due on demand and non-interest bearing.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

18.	Government assistance:

The Company is entitled to refundable tax credits related to its television production activities from Canadian federal and provincial governments. During the year ended December 31, 2006, the Company estimated its entitlement to tax credits to be $64,934 (2005 – $522,819; 2004 - $493,206), which is recorded as a reduction in the cost of sales in accordance with the Company’s accounting policy. Adjustments, if any, to the Company’s various incentive claims will be recognized at the time such adjustments are assessed as probable.

19.	Subsequent events:

(a)

On February 23, 2007, the Company completed a US$4,200,000 private placement of securities. Pursuant to the private placement, the Company issued Senior Secured Convertible Debentures for US$4,200,000 and 28,000,000 Detachable Warrants. The Debentures have a two year term with an interest rate of 5%. Interest is payable quarterly, commencing April 1, 2007, and may be paid in common shares of the Company. The Debentures are convertible into common shares of Chalk Media at the option of the Debenture holders at a conversion price of US$0.15 per share. The warrants have a two year term, and the exercise price for the warrants is US$0.15. The hold period for the securities expires on June 23, 2007.

Chalk Media paid due diligence fees of 5% on US$4,000,000 of the Debentures and 7% warrants. These fees were re-invested into the Company to purchase US$200,000 of the Convertible Debentures and 1,866,667 Warrants. Each of the 1,866,667 warrants is exercisable into one common share at an exercise price of US$0.15 for a term of two years.

(b)

From January 10, 2007 to January 30, 2007, the Company received $228,346 from shareholders and directors representing advances to the Company. As of February 27, 2007, the Company repaid $177,000 of these advances and $295,000 on the amounts due to shareholders which includes principal and interest.

20.	United States generally accepted accounting principles:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) which differs in certain respects from those measurement principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States and the requirements of the Securities and Exchange Commission (US GAAP). The material measurement differences to the consolidated financial statements are as follows:

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

20.	United States generally accepted accounting principles (continued):

	(a)	Derivatives:

Under Canadian GAAP, warrants are included in shareholders’ equity. Under US GAAP, warrants with a strike price denominated in a currency that is not the issuer’s functional currency are considered derivatives under FAS 133. These warrants are classified as liabilities and are carried at fair value with changes in fair value charged or credited to income.

	(b)	Stock-based compensation:

Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for stock-based compensation awards granted on or after January 1, 2002. Prior to January 1, 2002, the Company did not recognize compensation for options granted to employees or directors. Effective January 1, 2006, U.S. GAAP required the adoption of Financial Accounting Standards Board (FASB) FAS No. 123R, Share-Based Payments which requires the fair value method of accounting for stock-based compensation awards for all awards granted after the adoption date. The Company adopted FAS No. 123R using the modified prospective transition method. Under that method, compensation cost recognized in 2006 includes (i) compensation costs for all unvested shared based payments granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of FAS No. 123, as adjusted to reflect estimated forfeitures and (ii) compensation cost for all share-based payments granted after January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of FAS No. 123R. This statement harmonizes the impact of accounting for stock-based compensation on net income under Canadian and U.S. GAAP for the Company, except as it relates to forfeitures. Under US GAAP, upon the adoption of FAS123R, an entity is required to estimate the number of awards for which the expected requisite service period is expected to be rendered when it initially calculates the cost of an award. The cumulative effect on current and prior periods of changes in expected forfeitures are accounted for in the period that the change occurs. Under Canadian GAAP the Company has elected to accrue compensation costs as if all instruments are expected to vest and records actual forfeitures as they occur. For the year ended December 31, 2006, an estimate of the forfeitures of $34,995 was recorded under US GAAP which was not recorded under Canadian GAAP.

Prior to January 1, 2006, under U.S. GAAP, the Company elected to follow Accounting Principles Board (“APB”) 25 and applied the intrinsic value method for accounting for stock options issued to employees. For the year ended December 31, 2005, an expense of $254,230 was recorded to the appropriate line item categories in the income statement related to the fair value method of accounting for stock options under Canadian GAAP which was not required under the intrinsic value method under U.S GAAP.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

20.	United States generally accepted accounting principles (continued):

	(c)	Recent United States accounting standards:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related financial statement disclosure using both the rollover approach and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error in the current year financial statements where as the iron curtain approach quantifies misstatements based on the effects of correcting the misstatements existing in the balance sheet at the end of the current year, irrespective of the misstatement’s year(s) of origin. Financial statements would require adjustments when either approach results in quantifying a misstatement that is material. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. SAB 108 is effective for interim periods of the first fiscal year ending after November 15, 2006. The adoption of this guidance had no impact on the Company’s financial statements. The Company has used guidelines in SAB 108 to evaluate the materiality of identified unadjusted errors for its year ended December 31, 2006 financial statements.

In May 2005, the FASB issued FAS 154, Accounting Changes and Error Corrections, a replacement of APB Opinion 20 and FASB Statement 3. This Statement changes the requirements for the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. The Statement is effective for accounting changes made in fiscal years beginning after December 15, 2005. Management does not expect the adoption of this Statement to have a material effect on the Company’s consolidated financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”). This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in GAAP and expands disclosure related to the use of fair value measures in financial statements. SFAS No. 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The Standard emphasizes that fair value is a market–based measurement and not an entity–specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS No. 157 establishes a fair value hierarchy from observable market data as the highest level to fair value based on an entity’s own fair value assumptions as the lowest level. The Statement is to be effective for the Company’s financial statements issued after November 15, 2007. The Company does not expect such adoption to have a material impact on its financial position and results of operations.

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

20.	United States generally accepted accounting principles (continued):

	(c)	Recent United States accounting standards (continued):

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 defines the threshold for the recognition and measurement of uncertain income tax positions in the financial statements (generally referred to as contingent tax liabilities by the Company) as the amount “more likely than not” to be sustained by the relevant taxing authority. The tax position is measured at the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company expects to adopt FIN 48 on January 1, 2007 and does not expect that the adoption of FIN 48 will have a material impact on its financial position or results of operations.

	(d)	Reconciliation of statement of operations and balance sheet:

A reconciliation of the loss for the years ended December 31, 2006 and 2005 under Canadian GAAP, to the loss for the year in accordance with US GAAP is as follows:

	2006	2005

Loss for the year under Canadian GAAP	$(7,159,825)	$(2,979,916)
Adjustments to reconcile to US GAAP:
Gain on change in fair value of derivatives (a)	4,096,618	299,471
Stock-based compensation (b)	34,995	254,230

Loss for the year under US GAAP	$(3,028,212)	$(2,426,215)

Basic and diluted loss per share	$(0.05)	$(0.07)

A reconciliation of assets, liabilities and shareholders’ equity as at December 31, 2006 and 2005 under Canadian GAAP to assets, liabilities and shareholders’ equity under US GAAP is as follows:

	2006	2005

Assets under Canadian and US GAAP	$2,096,770	$2,329,421

CHALK MEDIA CORP.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Year ended December 31, 2006, with comparative figures for 2005 and 2004

20.	United States generally accepted accounting principles (continued):

(d)	Reconciliation of statement of operations and balance sheet (continued):

	2006	2005

Liabilities under Canadian GAAP	$4,269,928	$3,740,934
Adjustment to reconcile to US GAAP:
Fair value of derivatives (a)	893,315	794,470

Liabilities under US GAAP	$5,163,243	$4,535,404

	Share	Special	Contributed
	capital	warrants	surplus	Deficit	Total

Shareholders’ deficiency under Canadian GAAP,
as at December 31, 2005	$15,421,863	$850,000	$1,240,478	$(18,923,854)	$(1,411,513)
Adjustment to reconcile to US GAAP:
Fair value of derivatives (a)	(1,093,941)	-	-	299,471	(794,470)
Stock based compensation (b)	-	-	(617,664)	617,664	-

Shareholders’ deficiency under US GAAP,
as at December 31, 2005	$14,327,922	$850,000	$622,814	$(18,006,719)	$(2,205,983)

	Share	Special	Contributed
	capital	warrants	surplus	Deficit	Total

Shareholders’ deficiency under Canadian GAAP,
as at December 31, 2006	$21,690,271	$-	$2,220,250	$(26,083,679)	$(2,173,158)
Adjustment to reconcile to US GAAP:
Fair value of derivatives (a)	(5,289,404)	-	-	4,396,089	(893,315)
Stock based compensation (b)	-	-	(652,659)	652,659	-

Shareholders’ deficiency under US GAAP,
as at December 31, 2006	$16,400,867	$-	$1,567,591	$(21,034,931)	$(3,066,473)

There are no differences in the statement of cash flows in cash from operations, investing or financing under US GAAP as compared to Canadian GAAP.

ITEM 19. EXHIBITS.

Exhibit No.	Description
1.1	Articles of Chalk Media Corp.
2.1	Form of 5% senior secured convertible debenture
2.2	Form of common share purchase warrant
4.1	Employment Agreement of David Chalk dated August 31, 2001
4.2	Amendment to Employment Agreement of David Chalk dated August 31, 2006
4.3	Employment Agreement of James Speros dated July 1, 2005
4.4	Employment Agreement of Calvin Mah dated September 2004
4.5	Stock Option Plan
4.6	Principal Vendors Agreement dated May 12, 2003
4.7	Lease of premises at 1071 Mainland Street, 2nd Floor, Vancouver BC V6B 5P9
4.8	Lease of premises at 410 Adelaide Street West, Suite 400, Toronto, Ontario M5V 1S8
4.9	Lease of premises at 120 Carleton Street, Fredericton, New Brunswick E3B 3T4
4.10	Lease of premises at 8010 Towers Crescent Drive, Suite 450, Vienna, Virginia 22182
6.1	Computation of net loss per share – December 31, 2006
6.2	Computation of net loss per share – December 31, 2005
6.3	Computation of net loss per share – December 31, 2004
8.1	List of subsidiaries
15.1	Consent of KPMG LLP, Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Dated: April 26, 2007

CHALK MEDIA CORP.
By:

/s/ “Grant Sutherland” /s/
Grant Sutherland, Chairman, Director

/s/ “Stewart Walchli” /s/
Stewart Walchli, Chief Executive Officer, Director